As Filed With The Securities And Exchange Commission on February 18, 2003

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Laboratory Corporation of America Holdings

(Exact name of registrant as specified in its charter)

Delaware	8071	13-3757370
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradford T. Smith

Executive Vice President, Chief Legal Officer and Secretary

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael J. Silver

Hogan & Hartson L.L.P.

111 South Calvert Street

Baltimore, Maryland 21202

(410) 659-2700

Approximate Date Of Commencement Of Proposed Sale To The Public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

5 1 / 2 % Senior Notes due February 1, 2013	$350,000,000	100%	$350,000,000	$32,200(1)

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these Securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these Securities and is not soliciting an offer to buy these Securities in any State where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED February 18, 2003

PROSPECTUS

Laboratory Corporation of America Holdings

Offer to Exchange

$350,000,000 5 1/2% Senior Notes due February 1, 2013

which have been registered under the Securities Act of 1933

for any and all outstanding

5 1/2% Senior Notes due February 1, 2013

which have not been registered

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2003, unless we extend the offer. If we extend the exchange offer, we will not extend it beyond , 2003.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act of 1933 and the transfer restrictions and the registration rights applicable to the original notes generally do not apply to the exchange notes.

•	All original notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of original notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

•	We will not receive any cash proceeds from the exchange offer.

•	Holders of original notes do not have any appraisal or dissenters’ rights in connection with this exchange offer.

PARTICIPATING IN THE EXCHANGE OFFER AND INVESTING IN THE EXCHANGE NOTES OR ORIGINAL NOTES INVOLVE RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The exchange offer is not being made, nor will we accept surrender or exchange from holders of original notes, in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or “blue sky” laws of such jurisdiction.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the date this exchange offer expires, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is                         , 2003.

This prospectus and the letter of transmittal are first being mailed

to all holders of the original notes on                     , 2003.

In this prospectus, “we,” “our,” “ours” and “us” refer to Laboratory Corporation of America Holdings and its consolidated subsidiaries unless the context otherwise requires. The terms “note” or “notes” refer to both the original notes and the exchange notes to be issued in the exchange offer. The term “holders,” when used in connection with the notes, refers to those persons who are the registered holders of the notes on the books of the registrar appointed under the indenture.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the notes offered by this prospectus, and only under the circumstances and in those jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available to you, at no cost, upon your request. You can request this information by writing or telephoning us at the following address:

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

Corporate Communications Department

Attention: Corporate Secretary

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST INFORMATION NO LATER THAN                     , 2003, WHICH IS FIVE DAYS BEFORE THE SCHEDULED EXPIRATION OF THE EXCHANGE OFFER.

i

PROS PECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, including the “Risk Factors” section and the financial statements and the notes to those statements and information incorporated by reference, before making a decision whether to participate in the exchange offer.

The Company

We are the second largest independent clinical laboratory company in the United States, based on net revenues. Through a national network of laboratories, we offer more than 4,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis and in the monitoring and treatment of disease. In addition, we have developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials. We have expanded significantly our routine and specialty testing businesses through our acquisitions of Dynacare Inc. and DIANON Systems, Inc. For the nine months ended September 30, 2002, we generated net revenues of $1,857.6 million, which include the operations of Dynacare subsequent to its acquisition on July 25, 2002.

Since our founding in 1971, we have grown into a national network of 47 primary laboratories (including our recent acquisition of DIANON) and over 1,200 service sites, consisting of branches, patient service centers and stat laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately. On July 25, 2002, we completed our acquisition of Dynacare, a provider of clinical laboratory testing services in 21 states in the United States and two provinces in Canada. The acquisition of Dynacare has enabled us to expand our national testing network and we expect to realize significant operational synergies from the acquisition. Dynacare had 2001 revenues of approximately $238.0 million and had approximately 6,300 employees at the closing date of the acquisition. On January 17, 2003 we completed our acquisition of DIANON, a leading national provider of anatomic pathology and genetic testing services with a primary focus on advanced oncology testing. DIANON had 2001 revenues of approximately $125.7 million and had approximately 1,100 employees at the closing date of the acquisition. DIANON significantly enhances our oncology testing capabilities and positions us to more effectively market and distribute the advanced testing technologies that we have developed internally or licensed from our technology partners, such as Myriad Genetics, Inc., EXACT Sciences Corporation, Celera Diagnostics and Correlogic Systems, Inc.

With over 24,000 employees, we process tests on more than 300,000 patient specimens daily and provide clinical laboratory testing services to clients in all 50 states, the District of Columbia, Puerto Rico and two provinces in Canada. Our clients include physicians, hospitals, HMOs and other managed care organizations, governmental agencies, large employers, and other independent clinical laboratories that do not have the breadth of our testing capabilities. Several hundred of our 4,000 tests are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment or to search for an otherwise undiagnosed condition. The most frequently-requested of these routine tests include blood chemistry analyses, urinalyses, blood cell counts, Pap smears, HIV tests, microbiology cultures and procedures and alcohol and other substance-abuse tests. We perform this core group of routine tests in each of our major laboratories using sophisticated and computerized instruments, with most results reported within 24 hours.

We have invested significantly in building a leadership position in genomic and other advanced testing technologies by adding new and improved technologies for early diagnosis in three primary ways: (i) internal development efforts, (ii) acquisitions and (iii) technology licensing activities. The core of our advanced testing capabilities are our Centers of Excellence located throughout the country. The Center for Molecular Biology and

Pathology, located in Research Triangle Park, NC, is a leader in the development and application of molecular diagnostics and polymerase chain reaction, or PCR, technologies in the areas of diagnostic genetics, oncology and infectious disease. We believe these technologies may represent a significant savings to managed care organizations by increasing the detection of early stage (treatable) diseases. Our National Genetics Institute in Los Angeles, CA, develops novel, highly-sensitive PCR methods used to test for hepatitis C and other infectious agents. LabCorp, through National Genetics Institute, is the only laboratory in the United States that is FDA-approved to screen plasma for infectious diseases. Viro-Med Laboratories, Inc., our advanced virology lab based in Minneapolis, MN, offers molecular microbial testing using real-time PCR platforms. With its centralized location, proprietary molecular technologies and state-of-the-art facility, Viro-Med provides significant additional capacity to support the continued expansion of our advanced testing business. Our Center for Esoteric Testing, based in Burlington, NC, uses a wide variety of technologies to perform the largest volume of esoteric testing in our network.

Our Strategy

We believe that we have differentiated ourselves from our competitors and positioned LabCorp for continued strong growth by building a leadership position in genomic and other advanced testing technologies. We believe that our leadership position enables us to provide a broad menu of testing services for the infectious disease and cancer markets, which we believe represent two of the most significant areas of future growth in the clinical laboratory industry. Our primary strategic objective is to expand our leadership position in genomic and other advanced testing technologies and leverage our national core testing infrastructure to deliver outstanding and innovative clinical testing services to patients and physicians nationwide.

Develop and Be First to Market with New Tests.    Advances in medicine have begun fundamentally to change diagnostic testing, and new tests are allowing clinical laboratories to provide unprecedented amounts of health-related information to physicians and patients. Significant new tests introduced over the past several years include a gene-based test for human papilloma virus, Myriad Genetics’ predictive test for breast cancer and tests for HIV phenotyping and cystic fibrosis. As science continues to advance, we expect new testing technologies to emerge; therefore, we intend to continue to invest in our advanced testing capabilities so that we remain on the cutting edge of clinical laboratory testing. We have added, and expect to continue to add, new testing technologies and capabilities through a combination of internal development initiatives, technology licensing and partnership transactions and selected acquisitions. Through our national sales force, we rapidly introduce new testing technologies to our physician customers. For example, last year we entered into an exclusive sales and distribution partnership with Myriad Genetics under which we now offer certain of Myriad Genetics’ products, including a predictive test for breast cancer, to physicians throughout the United States, creating an immediate distribution pipeline into the primary care physician market for these products.

Capitalize on Unique Opportunities with Partnered Technologies.    We have announced a number of significant licensing and partnership agreements which provide us with access to exciting new testing technologies that we expect will have an increasing impact on diagnostic testing. For example, in June 2002, we announced the creation of an exclusive, long-term strategic partnership with EXACT Sciences Corporation to commercialize PreGen-Plus, EXACT Sciences’ proprietary, non-invasive technology for the early detection of colorectal cancer in the average-risk population. We currently plan to launch this gene-based test, which represents a significant new tool for the early detection of colorectal cancer, in the first half of 2003. We are collaborating with Celera Diagnostics to determine the clinical utility of laboratory tests based on novel diagnostic markers for Alzheimer’s disease, breast cancer and prostate cancer and will have exclusive access to any related markers found to have clinical utility. In addition, we recently signed a co-exclusive licensing agreement with Correlogic Systems to commercialize its ovarian cancer protein pattern blood test, which offers the prospect of accurate and early detection of ovarian cancer. With our exclusive sales and distribution partnership with Myriad Genetics, physicians now have the convenience of sending patients to one of our patient service centers for Myriad Genetics’ predisposition testing for breast, ovarian, colon, uterine and melanoma skin cancers, as well as hypertension. Our relationship with Myriad Genetics makes us one of the few clinical laboratories in the United States to provide the entire care continuum from predisposition to surveillance testing, including screening, evaluation, diagnosis and monitoring options.

Enhance Our Oncology Testing Business by Leveraging DIANON’s Unique Capabilities.    DIANON is a national provider of oncology testing services and significantly enhances our oncology testing capabilities. DIANON is recognized by physicians, managed care companies and other customers as a leading provider of a wide range of anatomic pathology testing services, with particular strength in uropathology, dermatopathology, GI pathology and hematopathology. DIANON’s strengths in anatomic pathology complement our strengths in other areas of cancer testing, particularly cytology. We expect that DIANON’s extremely effective specialized sales force, scientific expertise, efficient operating model and proprietary CarePath clinical reporting system will allow us to enhance our cancer testing business. We intend to apply DIANON’s best practices to our existing anatomic pathology operations, through which we expect to realize significant operational efficiencies. We believe that DIANON’s sophisticated sales and marketing organization will enhance the value of our strategic cancer initiatives with Myriad Genetics, EXACT Sciences, Celera Diagnostics, Correlogic Systems and our other technology partners as well as increase our sales potential by offering a wider range of testing services with the addition of LabCorp’s broader cancer testing menu to DIANON’s existing test menu.

Leverage National Infrastructure.    Our national presence provides us a number of significant benefits and we intend to maintain and continue to build our national presence. Our national network of 47 primary laboratories and over 1,200 service sites, including branches, patient service centers and stat laboratories, enables us to provide high-quality services to physicians, hospitals, managed care organizations and other customers across the United States and Canada. Our recent agreement with Premier, as well as our managed care contracts with United Healthcare, Aetna, MAMSI and others, demonstrate the importance of being able to deliver services on a nationwide basis. Furthermore, our scale provides us with significant cost structure advantages, particularly related to supply and other operating costs.

Expand Hospital Alliances.    Another of our primary growth strategies is to develop an increasing number of hospital and other provider alliances. These alliances can take several different forms, including laboratory technical support (management) contracts, reference agreements and cooperative testing arrangements. We have focused and will continue to focus on developing cooperative testing relationships that capitalize on hospitals’ ability to perform rapid response testing and our ability to provide high quality routine and esoteric testing.

Our principal executive office is located at 358 South Main Street, Burlington, North Carolina 27215 and our telephone number at that location is (336) 229-1127. Our website is located at www.labcorp.com. The information contained on our website is not part of this prospectus.

Recent Developments

DIANON Acquisition

On January 17, 2003, we completed the acquisition of all of the outstanding shares of DIANON for $47.50 per share in cash, or approximately $598.6 million. The transaction was funded by a combination of cash on hand, borrowings under our senior credit facilities and a new bridge loan facility. DIANON has approximately 1,100 employees who process more than 8,000 samples per day in one main testing facility and four regional labs. DIANON had 2001 revenues of approximately $125.7 million.

Senior Note Offering

On January 31, 2003, we completed a private offering of $350.0 million aggregate principal amount of our 5½% Senior Notes due February 1, 2013. We used the proceeds of this note offering and cash on hand to repay our $350.0 million bridge loan which was used to partially finance our acquisition of DIANON on January 17, 2003.

Stock Repurchase Program

On October 22, 2002, our Board of Directors authorized a stock repurchase program under which we may purchase up to an aggregate of $150.0 million of our common stock from time-to-time. It is our intention that the acquisition of common stock through the program will be funded with cash flow from operations.

Dynacare Acquisition

On July 25, 2002, we completed the acquisition of all of the outstanding stock of Dynacare in a combination cash and stock transaction with a combined value of approximately $495.3 million including transaction costs. We also converted approximately 553,958 unvested Dynacare stock options into 297,049 unvested options to acquire shares of our common stock at terms comparable to those under the predecessor Dynacare plan. In conjunction with this acquisition, we repaid Dynacare’s existing $204.4 million of senior subordinated unsecured notes, including a call premium of approximately $7.0 million. The transaction was financed by issuing approximately 4.9 million shares of our common stock, valued at approximately $245.6 million, $260.0 million in available cash, the proceeds of a $150.0 million bridge loan and borrowings of $50.0 million under our $300.0 million senior credit facilities. Dynacare had 2001 revenues of approximately $238.0 million and had approximately 6,300 employees at the closing date of the acquisition. Dynacare operates in 21 states and two provinces in Canada with 24 primary laboratories, 2 esoteric laboratories, 115 rapid response labs and 302 patient service centers.

Recent Licensing Transactions

We have entered into several strategic agreements to expand our esoteric testing capabilities. We have created an exclusive, long-term strategic partnership with EXACT Sciences to commercialize PreGen-Plus, EXACT Sciences’ proprietary, non-invasive technology for the early detection of colorectal cancer in the average-risk population. The introduction of PreGen-Plus, currently planned for the first half of 2003, will mark the broadest commercial application of discoveries made about the human genome to address a major healthcare problem such as colorectal cancer—the most deadly cancer among non-smokers in the United States. In addition, we recently have signed a co-exclusive licensing agreement with Correlogic Systems to commercialize its ovarian cancer protein pattern blood test, which offers the prospect of accurate and early detection of ovarian cancer. We have also entered into a collaboration with Celera Diagnostics to establish the clinical utility of laboratory tests based on novel diagnostic markers for Alzheimer’s disease, breast cancer and prostate cancer. This collaboration will support current and future disease association studies at Celera Diagnostics that seek to identify genetic markers associated with these important diseases, while providing us with exclusive access to the markers found to have clinical utility. Our scientists will contribute substantial scientific expertise to the validation process and our national distribution network will make new diagnostic services broadly available.

Summary of the Exchange Offer

On January 31, 2003, we completed a private offering of $350,000,000 aggregate principal amount of our 5 1/2% Senior Notes due February 1, 2013. Prior to the offering of those original notes, we entered into a registration rights agreement with the initial purchasers of those original notes in which we agreed to undertake an exchange offer for those original notes. Below is a summary of the exchange offer.

Exchange Offer

We are offering to exchange an aggregate of $350,000,000 principal amount of exchange notes for an aggregate of $350,000,000 principal amount of original notes. The original notes may be exchanged only in multiples of $1,000.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on , 2003, unless we extend the offer. We will not extend the exchange offer beyond , 2003.

Procedures for Tendering Original Notes

The procedures for exchanging original notes involve notifying the exchange agent before the expiration date of the exchange offer of your intention to do so. The procedures for properly providing notice are described in this prospectus under the heading “The Exchange Offer—Exchange Offer Procedures.”

Acceptance of Original Notes and Delivery of Exchange Notes

We will accept any original notes that are properly tendered for exchange before 5:00 p.m., New York City time, on the day this exchange offer expires. The exchange notes will be delivered promptly after expiration of this exchange offer.

Exchange Date	We will notify the exchange agent of the date of acceptance of the original notes for exchange which will occur promptly after the expiration date of the exchange offer.

Withdrawal Rights

If you tender your original notes for exchange in this exchange offer and later wish to withdraw them, you may do so at any time before 5:00 p.m., New York City time, on the day this exchange offer expires.

Effect on Holders of Original Notes

Any original notes that remain outstanding after this exchange offer will continue to be subject to restrictions on their transfer. After this exchange offer, holders of original notes will not (with limited exceptions) have any further rights under the registration rights agreement.

Resale of the Exchange Notes	Based on the position of the staff of the Division of Corporation Finance of the SEC as stated in certain interpretive letters issued to third parties in other transactions, we believe that you will be able to freely transfer exchange notes acquired in the exchange offer without compliance with the provisions of the Securities Act that call for registration and delivery of a prospectus, unless:

•	you are an “affiliate” of ours, as defined in Rule 405 of the Securities Act;

•	you are a broker-dealer who owns original notes acquired directly from us;

•	you acquire the exchange notes other than in the ordinary course of your business; and

•	you have an agreement with any person to distribute the exchange notes.

You will be required to represent to us that you do not fall in these exceptions in the letter of transmittal when you exchange your original notes.

If you are a broker-dealer that purchased original notes for your own account as part of market-making or other trading activities, you may represent to us that you have not agreed with us or our affiliates to distribute the exchange notes. If you make this representation, you must agree to deliver a prospectus in connection with any resale of the exchange notes and you need not make the last representation provided for above.

Accrued Interest on the Original Notes

Any interest that has accrued on an original note before its exchange in this exchange offer will be payable on the exchange note on the first interest payment date after the completion of this exchange offer.

Material Federal Tax Income Consequences

The exchange of the original notes for the exchange notes will not be a taxable exchange for United States federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See “Material Federal Income Tax Consequences.”

Exchange Agent	Wachovia Bank, National Association is serving as the exchange agent. Its address and telephone number are provided in this prospectus under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any cash proceeds from this exchange offer. We used the proceeds of the original note offering and cash on hand to repay our $350 million bridge loan which was used to partially finance our acquisition of DIANON Systems, Inc. on January 17, 2003.

Summary of the Terms of the Exchange Notes

The terms of the exchange notes will be the same as the original notes, except that the exchange notes will not contain language restricting their transfer, and holders of the exchange notes generally will not be entitled to further registration rights under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding original notes for which they were exchanged, and the exchange notes will replace the outstanding original notes. Both the original notes and the exchange notes are governed by the same indenture. See the “Description of Exchange Notes” section of this prospectus for more detailed information about the terms and conditions of the exchange notes.

Issuer	Laboratory Corporation of America Holdings

Notes Offered	$350,000,000 principal amount of 5 1 / 2 % Senior Notes due February 1, 2013.

Maturity Date	February 1, 2013.

Interest Rate	The exchange notes will bear interest at the rate of 5 1 / 2 % per year from the exchange date to February 1, 2013.

Interest Payment Dates

February 1 and August 1 of each year, commencing August 1, 2003. Interest payments will be made to the persons in whose names the exchange notes are registered on the January 15 and July 15 immediately preceding the applicable interest payment date.

Denominations	$1,000 and integral multiples of $1,000.

Optional Redemption

We may redeem all or part of the notes at any time at our option at a redemption price equal to the greater of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or the make-whole amount. See “Description of Exchange Notes—Optional Redemption.”

Make-Whole Amount

The make-whole amount is equal to the sum of the present value of the principal amount of the exchange notes to be redeemed, together with the scheduled payments of interest, exclusive of interest to the redemption date, from the redemption date to the maturity date of the exchange notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a

360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 0.25%, plus accrued and unpaid interest on the principal amount of the exchange notes being redeemed to the redemption date.

Certain Covenants	We will issue the exchange notes under an indenture. The indenture will, among other things, limit our ability and the ability of our subsidiaries, to:

•	create or assume liens;

•	enter into sale and leaseback transactions; and

•	incur indebtedness or issue preferred stock at the subsidiary level.

See “Description of Exchange Notes—Certain Covenants.”

Ranking

The exchange notes will be our unsecured senior obligations and will rank equally with our other unsecured and unsubordinated indebtedness. Because we are a holding company that conducts our operations through our subsidiaries, the exchange notes will be structurally subordinated to any indebtedness of our subsidiaries. The exchange notes will be senior in right of payment to all our subordinated debt.

Additional Issuances

We may, at any time, without the consent of the holders of the exchange notes, issue additional notes having the same ranking and same interest rate, maturity and other terms as the exchange notes. Any additional notes, together with these exchange notes, may constitute single series of notes under the indenture.

Form

The exchange notes will be represented by registered global securities registered in the name of Cede & Co., the partnership nominee of The Depository Trust Company. Beneficial interests in the exchange notes will be shown on, and transfers will be effected through, records maintained by The Depository Trust Company and its participants.

Trustee	Wachovia Bank, National Association.

Risk Factors

Investing in the notes involves risks. You should refer to the section entitled “Risk Factors” for an explanation of the material risks of participating in the exchange offer and investing in the notes.

Summary Consolidated Historical and Pro Forma Financial Data

The summary consolidated historical financial data presented below (1) for each of the three years in the period ended December 31, 2001 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and (2) as of September 30, 2001 and 2002 and for the nine month periods ended September 30, 2001 and 2002 are derived from our unaudited condensed consolidated financial statements. You should read this table along with our annual report on Form 10-K for our fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the nine months ended September 30, 2002. Our unaudited summary consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for the relevant periods and, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements. Results of operations for the nine months ended September 30, 2002 are not necessarily indicative of results of operations for the full year. The summary unaudited pro forma consolidated financial data presented below for the year ended December 31, 2001 and at September 30, 2002 and the nine months then ended, are derived from the unaudited pro forma consolidated financial statements contained elsewhere in this document. You should read this table along with those unaudited pro forma consolidated financial statements and the accompanying notes thereto.

	Years Ended December 31,							Nine Months Ended September 30,
	Historical						Pro Forma	Historical		Pro Forma
	1999		2000		2001		2001 (e)	2001	2002	2002 (e)
	(in millions, except per share and ratio data)
Statement of Operations Data:
Net sales	$1,698.7		$1,919.3		$2,199.8		$2,580.3	$1,636.0	$1,857.6	$2,168.1
Gross profit	629.1		766.6		925.6		1,074.3	700.5	807.9	938.3
Operating income	149.7		245.6	(a)	367.6		366.2	290.2	346.7 (c)	355.2
Earnings before extraordinary loss	65.4	(f)	112.1	(f)	182.7	(f)	175.2	141.9	201.6	203.4
Extraordinary loss, net of tax benefit	—		—		3.2	(f)	N/A	3.2	—	N/A
Net earnings	65.4	(f)	112.1	(f)	179.5	(b),(f)	N/A	138.7	201.6	N/A
Basic earnings per common share before extraordinary loss	$0.30	(f)	$0.82	(f)	$1.31	(f)	$1.22	$1.02	$1.42	$1.40
Extraordinary loss per common share, net of tax benefit	$—		$—		$0.02	(f)	N/A	$0.02	$—	N/A
Basic earnings per common share	$0.30	(f)	$0.82	(f)	$1.29	(f)	N/A	$1.00	$1.42	N/A
Diluted earnings per common share before extraordinary loss	$0.29	(f)	$0.80	(f)	$1.29	(f)	$1.20	$1.00	$1.40	$1.38
Extraordinary loss per common share, net of tax benefit	$—		$—		$0.02	(f)	N/A	$0.02	$—	N/A
Diluted earnings per common share	$0.29	(f)	$0.80	(f)	$1.27	(f)	N/A	$0.98	$1.40	N/A

Consolidated Balance Sheet Data:
Cash and cash equivalents	$40.3		$48.8		$149.2		N/A	$55.5	$98.4	$81.9
Intangible assets (including goodwill)	803.9		865.7		968.5		N/A	952.3	1,241.0	1,849.0
Total assets	1,590.2		1,666.9		1,929.6		N/A	1,820.3	2,653.6	3,359.7
Long-term obligations and redeemable preferred stock (d)	1,041.5		355.8		509.2		N/A	443.8	519.8	1,118.9
Total shareholders’ equity	175.5		877.4		1,085.4		N/A	1,036.5	1,575.2	1,575.2

Other Financial Data:
Cash flows provided by (used in) operating activities	$180.5		$246.7		$316.0		N/A	$252.4	$326.4	N/A
Cash flows provided by (used in) investing activities	(77.0)		(150.0)		(230.0)		N/A	(193.3)	(327.0)	N/A
Cash flows provided by (used in) financing activities	(85.8)		(87.9)		15.0		N/A	(51.8)	(50.6)	N/A
Capital expenditures	(69.4)		(55.5)		(88.1)		N/A	(59.0)	(54.9)	N/A
Ratio of earnings to fixed charges	2.65		4.33		7.40		4.42	7.22	10.74	6.35

(a)	In the fourth quarter of 2000, we recorded a $4.5 million restructuring charge related to the closing of our Memphis drug testing facility.
(b)	During the third quarter of 2001, we recorded an extraordinary loss of $3.2 million (net of tax benefit) relating to the write-off of unamortized bank fees associated with our term debt, which was repaid in September 2001. We also recorded a charge of $8.9 million as a result of a payment made to a bank to terminate an interest rate swap agreement tied to our term loan.
(c)	During the third quarter of 2002, we recorded restructuring and other special charges totaling $17.5 million. These charges included a special bad debt provision of approximately $15.0 million related to the acquired Dynacare accounts receivable balance and restructuring expense of approximately $2.5 million relating to Dynacare integration costs of actions that impact the our existing employees and operations.
(d)	Long-term obligations include capital lease obligations of $4.4 million, $7.2 million, $6.1 million, $6.4 million and $6.3 million at December 31, 1999, 2000, 2001 and at September 30, 2001 and 2002 (both historical and pro forma), respectively. Long-term obligations also include the long-term portion of the expected value of future contractual amounts to be paid to the former principals of acquired laboratories. Such payments are principally based on a percentage of future revenues derived from the acquired customer lists or specified amounts to be paid over a period of time. At December 31, 1999, 2000, 2001 and at September 30, 2001 and 2002 (both historical and pro forma), such amounts were $0.0 million, $2.1 million, $0.3 million, $0.4 million and $0.0 million, respectively. Long-term obligations exclude amounts due to affiliates. On June 6, 2000, we called for the redemption all of our outstanding redeemable preferred stock, resulting in the conversion of substantially all of the preferred stock into common stock. During 2001, we sold $744.0 million aggregate principal amount at maturity of our zero coupon convertible subordinated notes due 2021 in a private placement. We used a portion of the proceeds to repay $412.5 million of our term loan outstanding under our credit agreement.
(e)	The summary unaudited consolidated pro forma financial data are derived from the unaudited pro forma consolidated financial statements presented elsewhere in this document. The unaudited pro forma statement of operations data present the combined results of operations of the company, Dynacare, and DIANON as if both acquisitions had occurred on January 1, 2001. The pro forma consolidated balance sheet data gives effect to the acquisition of DIANON and the related borrowings as if they had occurred on September 30, 2002. This information should be read in conjunction with the unaudited pro forma consolidated financial statements and the selected notes thereto.
(f)	Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and intangibles that have indefinite useful lives are no longer amortized but are reviewed at least annually for impairment.

The following table adjusts earnings and earnings per share for the adoption of SFAS No. 142, as if it had been in effect for years presented below:

	Year ended December 31,
	1999	2000	2001
Reported net earnings before extraordinary loss	$15.0	$77.5	$182.7
Add back goodwill amortization, net of tax	18.5	20.2	25.0

Adjusted net earnings before extraordinary loss	$33.5	$97.7	$207.7

Basic earnings per share:
Reported basic earnings per share before extraordinary loss	$0.30	$0.82	$1.31
Add back goodwill amortization, net of tax	0.36	0.21	0.18

Adjusted basic earnings per share before extraordinary loss	$0.66	$1.03	$1.49

Diluted earnings per share:
Reported diluted earnings per share before extraordinary loss	$0.29	$0.80	$1.29
Add back goodwill amortization, net of tax	0.36	0.21	0.18

Adjusted diluted earnings per share before extraordinary loss	$0.65	$1.01	$1.47

RISK FACTORS

We have made in this prospectus and the documents we have incorporated by reference, and from time to time may otherwise make in our public filings, press releases and discussions with our management, forward-looking statements concerning our operations, performance and financial condition, as well as our strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and we claim the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed herein and in our other public filings, press releases and discussions with our management.

You should carefully consider the risks described below before making a decision to invest in our notes. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in the notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

Risks Associated with the Exchange Notes

Our debt may impair our financial and operating flexibility.

We have a significant amount of debt. As of September 30, 2002, after giving pro forma effect to the acquisition of DIANON and our borrowings associated therewith, our debt outstanding would have been $1,238.9 million. On November 29, 2002, we repaid the outstanding balance of our $150.0 million Dynacare bridge loan. On January 17, 2003, we had approximately $56.4 million of available borrowings under our senior credit facilities. On January 31, 2003, we completed the sale of our 5½% Senior Notes due February 1, 2013. The net proceeds from that offering were approximately $345.1 million after deducting the discount to the initial purchasers. We used these proceeds, together with cash on hand, to repay all outstanding amounts under our $350.0 million bridge loan which we utilized to partially finance the acquisition of DIANON.

We and our subsidiaries may incur additional indebtedness in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, we would be more vulnerable to general adverse economic and industry conditions and the other risks associated with high levels of indebtedness. These risks could limit our ability to make payments under the notes.

Our ability to make principal and interest payments on our debt and to satisfy our other debt obligations will depend on our ability to generate cash in the future. If we do not generate sufficient cash flow to meet our debt service requirements, we may need to seek additional financing. This may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all.

Secured indebtedness and borrowings by our subsidiaries will be effectively senior to the notes.

We conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as any subsidiary’s financial condition and operating requirements, may limit our ability to obtain cash required to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all existing and future obligations of our subsidiaries, including claims with respect to trade payables. Our subsidiaries are limited in the amount of indebtedness they are permitted to incur pursuant to the covenant described under “Description of Exchange Notes—Certain Covenants—Limitation of Subsidiary Indebtedness and Preferred Stock.” This covenant is subject to important exceptions described under such heading. As of September 30, 2002, after giving pro forma effect to the acquisition of DIANON, our subsidiaries would have had outstanding $9.8 million of debt (including the current portion thereof).

There is currently no public market for the exchange notes.

The exchange notes are a new issue of securities for which there is currently no public market. Accordingly, there can be no assurance as to the liquidity of any market that may develop for the exchange notes. We do not currently intend to apply for listing of the exchange notes on any securities exchange.

The liquidity of, and trading market for, the exchange notes or the original notes, as the case may be, may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

The original notes are, and will continue to be, subject to restrictions on transfer, and the trading market, if any, for original notes may be adversely affected by completion of this exchange offer.

The original notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from those laws or in a transaction not subject to those laws. We do not intend to register under the Securities Act the original notes that remain outstanding after completion of this exchange offer (subject to applicable limited exceptions). Original notes that remain outstanding after the completion of this exchange offer will continue to bear a legend reflecting those restrictions on transfer, and holders of those original notes will not be entitled to any rights to have those original notes registered under the Securities Act or to any similar rights under the registration rights agreement (subject to applicable limited exceptions). To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for remaining original notes may be adversely affected.

Risks Associated with our Business

Changes in federal, state, local and third-party payor regulations or policies (or in the interpretation of current regulations or policies) may adversely affect governmental and third-party reimbursement for clinical laboratory testing.

Government payors, such as Medicare and Medicaid, as well as insurers, including managed care organizations, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with certain budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reductions in the reimbursement rates of other third-party payors may occur as well. These measures have resulted in reduced prices and added costs and have decreased test utilization for the clinical laboratory industry by increasing complexity and adding new regulatory and administrative requirements.

In both 2001 and 2000, we derived approximately 16% of our net revenues from tests performed for beneficiaries of the Medicare and Medicaid programs. As a result of our acquisitions of Dynacare and DIANON, we expect our percentage of revenues derived from Medicare and Medicaid to increase in 2003. In addition, our private payor business depends significantly on continued participation in these programs because physicians and hospitals often want a single laboratory to perform all of their testing services. Certain anatomic pathology services are reimbursed under the Medicare physician fee schedule rather than the Medicare laboratory fee schedule. The 2003 Medicare physician fee schedule decreased the Medicare reimbursement by 4.4% for some of the pathology services we offer. In addition, the 2003 Medicare fee schedule for clinical testing will increase only 1%. Because a significant portion of our costs are relatively fixed, Medicare payment reductions have a direct adverse effect on our net earnings and cash flows.

In 2001 and 2000, Medicare and Medicaid reimbursement programs constituted approximately $50.3 million and $35.4 million, respectively, of DIANON’s 2001 and 2000 net revenues of $125.7 million and $95.7 million. Medicare reimbursed approximately $8.3 million in 2001 and $5.2 million in 2000 of DIANON’s net revenues from genetic testing services of $19.8 million in 2001 and $13.7 million in 2002. Clinical laboratory testing services reimbursed by Medicare in 2001 and 2000 were approximately $6.8 million and $4.1 million of DIANON’s net revenues from clinical chemistry testing services of $18.7 million and $13.3 million, respectively. Medicare reimbursement for anatomic pathology services constituted approximately $34.9 million and $26.1 million of DIANON’s net revenues from anatomic pathology testing services of $87.2 and $68.7 million in 2001 and 2000, respectively.

In 2001 and 2000, Medicare and Medicaid revenues accounted for approximately $56.2 million and $45.1 million of Dynacare’s total U.S. revenues of $297.3 million and $250.7 million, respectively, as prepared in accordance with Canadian GAAP.

Further changes in federal, state, local and third-party payor regulations or policies may have a material adverse impact on our business. For a more detailed discussion of reimbursement under Medicare and Medicaid, see “Business—Regulation and Reimbursement—Payment of Clinical Laboratory Services.”

We could face significant monetary damages and/or exclusion from the Medicare and Medicaid programs if we violate healthcare anti-fraud and abuse laws.

We are subject to extensive government regulation at the federal, state and local levels. Our failure to meet governmental requirements under these regulations, including those relating to billing practices and relationships with physicians and hospitals, could lead to civil and criminal penalties, exclusion from participation in Medicare and Medicaid and possible prohibitions or restrictions on the use of our laboratories. Recently, DIANON settled a U.S. Department of Justice investigation into several of DIANON’s billing practices. As part of the settlement, DIANON entered into a voluntary corporate integrity program. DIANON previously recorded a non-recurring charge of $5.5 million in the third quarter of 2002 to cover the settlement payment to the government, as well as related legal costs. In addition, as part of DIANON’s acquisition of UroCor, Inc., DIANON assumed responsibility for, and liability relating to, an investigation of UroCor by the U.S. Department of Justice, including compliance with the UroCor corporate integrity agreement. We believe we are in material compliance with applicable regulations; however, there is a risk that government authorities might take a contrary position. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships we have with third parties.

Our business would be harmed from the loss or suspension of a license or imposition of a fine or penalties under, or future changes in, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988 or those of Medicare, Medicaid or other federal, state or local agencies.

The clinical laboratory testing industry is subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) extend federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. In addition, we are subject to regulation under state law. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls or require maintenance of certain records.

We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us which may be costly. For a more detailed discussion of the regulation of our business, see “Business—Regulation and Reimbursement.”

Failure to comply with the federal Occupational Safety and Health Administration requirements and the recently passed Needlestick Safety and Prevention Act, which may result in penalties and loss of licensure, would have a material adverse effect upon our business.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. All of our laboratories are subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the federally-enacted Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

Failure to comply with these federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us which may be costly.

Failure to comply with the final regulations issued under the Health Insurance Portability and Accountability Act of 1996 could result in civil and/or criminal penalties.

Regulations have been issued under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). These include the Transactions and Code Sets Rule, the Privacy Rule, and the National Standard Employer Identifier Rule, which requires the use of a unique employer identifier in connection with certain electronic transactions. These regulations apply to health plans, health care providers that conduct standard transactions electronically, and health care clearinghouses (“covered entities”). It is anticipated that an enforcement regulation and a security regulation will be issued and/or finalized in 2003.

The Transactions and Code Sets Rule standardizes the format and data content to be used in the most common electronic health care transactions, including, among others, health care claims, eligibility and health care claim status. The compliance date for this rule was October 16, 2002; however, under the Administrative Simplification Compliance Act, covered entities (except small health plans) were permitted to file an extension plan with the Department of Health and Human Services before October 16, 2002 to extend the compliance date to October 16, 2003. The extension plan was required to describe how we will come into compliance with the

Transactions and Code Sets Rule requirements by the compliance date. We and each of our operating subsidiaries have filed extension plans and expect to meet the compliance date of October 16, 2003.

The Privacy Rule regulates the use and disclosure of protected health information (“PHI”) by covered entities. It also sets forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, such as the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. Additionally, it requires covered entities to implement certain administrative requirements, such as designating a privacy officer, drafting and implementing privacy policies and procedures and training workforce members. Health care providers governed by the Privacy Rule must come into compliance by April 14, 2003.

Our HIPAA project plans have two phases: (i) assessment of current systems, applications, processes and procedure testing and validation for HIPAA compliance and (ii) remediation of affected systems, applications, processes and procedure testing and validation for HIPAA compliance.

We have completed the assessment phase of the Transactions and Code Sets provision. Remediation is currently in progress and we expect to meet the October 16, 2003 compliance date. We have completed the assessment phase of the Privacy provision. We have made financial projections and initiated remedial measures designed to meet the April 14, 2003 compliance deadline. There are, however, many unresolved issues in both of these areas and future interpretations of HIPAA could impose significant costs on us.

In addition to the federal HIPAA regulations described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information. Failure to comply with the HIPAA regulations and state privacy laws could result in sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties, including significant fines and imprisonment of responsible personnel, which would have a material adverse effect on our business.

Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability.

The clinical laboratory business is intensely competitive both in terms of price and service. Pricing of laboratory testing services is one of the significant factors often used by health care providers in selecting a laboratory. As a result of the clinical laboratory industry undergoing significant consolidation, larger clinical laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. We may be unable to increase cost efficiencies sufficiently, if at all, and as a result, our net earnings and cash flows could be negatively impacted by such price competition.

Additional competition, including price competition, could have a material adverse impact on our net revenues and profitability.

If we fail to develop, or acquire licenses for, new or improved testing technologies, or if our customers use new technologies to perform their own tests, we may not be able to successfully achieve our business strategy.

The clinical laboratory testing industry is subject to changing technology and new product introductions. Our success in maintaining a leadership position in genomic and other advanced testing technologies will depend, in part, on our ability to license new and improved technologies for early diagnosis on favorable terms. We may not be able to negotiate acceptable licensing arrangements and we cannot be certain that such arrangements will yield commercially successful diagnostic tests. If we are unable to license these testing methods at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to license new or improved technologies to expand our esoteric testing businesses, our testing methods may become outdated when compared with our competition and our testing volume and revenue may be materially and adversely affected.

In addition, advances in technology may lead to the development of more cost-effective point-of-care testing equipment that can be operated by physicians or other healthcare providers in their offices or by patients themselves without requiring the services of clinical laboratories. Development of such technology and its use by our customers would reduce the demand for our laboratory testing services and negatively impact our revenues.

Currently, most clinical laboratory testing is categorized as “high” or “moderate” complexity, and thereby is subject to extensive and costly regulation under CLIA. The cost of compliance with CLIA reduces the cost effectiveness for most physicians to operate clinical laboratories in their offices and other laws limit the ability of physicians to have ownership in a laboratory and to refer tests to such laboratory. However, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing point-of-care laboratory equipment to physicians and by selling test kits approved for home use to both physicians and patients. Over-the-counter diagnostics tests are automatically deemed to be “waived” tests under CLIA, which may then be performed in physician office laboratories as well as by patients in their homes with minimal regulatory oversight. The Food and Drug Administration has regulatory responsibility over instruments, test kits, reagents and other devices used by clinical laboratories and has taken responsibility from Centers for Disease Control for test classification. Increased approval of home test kits could lead to increased testing by physicians in their offices, which could affect our market for laboratory testing services and negatively impact our revenues.

Changes in payor mix, including an increase in capitated managed-cost health care, could have a material adverse impact on our net revenues and profitability.

Most testing services are billed to a party other than the physician or other authorized person that ordered the test. In addition, tests performed by a single physician may be billed to different payors depending on the medical benefits of a particular patient. Increases in the percentage of services billed to government and managed care payors could have an adverse impact on our net revenues. For the nine months ended September 30, 2002, the percentage of accessions by payor was:

•	private patients—2.9%,

•	Medicare, Medicaid and other—18.2%,

•	commercial clients—37.9% and

•	managed care—41.0%.

Managed care providers typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians. The majority of our managed care testing is negotiated on a fee-for-service basis at a discount from our patient prices. Such discounts have historically resulted in price erosion and have negatively impacted our operating margins. In addition, managed care organizations have used capitated payment contracts in an attempt to fix the cost of laboratory testing services for their enrollees. Under a capitated payment contract, the clinical laboratory and managed care organization agree to a per member, per month payment to cover all laboratory tests during the month, regardless of the number or cost of the tests actually performed. Such contracts shift the risk of additional testing beyond that covered by the capitated payment to the clinical laboratory. For the nine months ended September 30, 2002, capitated contracts accounted for approximately $89.3 million of our net sales.

In addition, Medicare and Medicaid and insurers have increased their efforts to control the cost, utilization and delivery of health care services, including clinical laboratory services. Measures to regulate health care delivery in general, and clinical laboratories in particular, have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry by increasing complexity and adding new regulatory and administrative requirements. The reduction of the 2003 Medicare physician fee schedule will significantly reduce the Medicare reimbursement for pathology services we offer.

We expect efforts to impose reduced reimbursements and more stringent cost controls by government and other payers to continue. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, it would have a material adverse impact on our net revenues and profitability.

Our failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers, could impact our ability to successfully grow our business.

To offset efforts by payors to reduce the cost and utilization of clinical laboratory services, we need to obtain and retain new customers and alliance partners. In addition, a reduction in tests ordered or specimens submitted by existing customers, without offsetting growth in our customer base, could impact our ability to successfully grow our business and could have a material adverse impact on our net revenues and profitability. We compete primarily on the basis of the quality of our testing, reporting and information systems, our reputation in the medical community, the pricing of our services and our ability to employ qualified personnel. Our failure to successfully compete on any of these factors could result in the loss of customers and a reduction in our ability to expand our customer base.

In addition, we rely on developing alliances with hospitals to expand our business through traditional and non-traditional business models. Reference agreements, or the traditional business model, provide a means for hospitals to outsource patient laboratory testing services that are not time critical. A non-traditional business model is where we provide technical support services in a variety of health care settings. For a more detailed discussion of our alliances, see “Business—Affiliates and Alliances.” Our ability to expand the number of alliances with hospitals and maintain current alliances, many of which are terminable on short notice, could impact our ability to successfully grow our business.

Our failure to integrate newly acquired businesses and the costs related to such integration could have a material adverse impact on our net revenues and profitability.

We are in the process of integrating into our company the operations of Dynacare and DIANON, which we acquired in July 2002 and January 2003, respectively. The integration includes the consolidation of redundant facilities and infrastructure, elimination of redundant administrative and other duplicative functions and standardization of information systems. The successful integration of Dynacare and DIANON and any business we may acquire in the future entails numerous risks, including, among others:

•	loss of key customers or employees;

•	difficulty in consolidating redundant facilities and infrastructure and in standardizing information and other systems;

•	failure to maintain the quality of services that such companies have historically provided;

•	coordination of geographically-separated facilities and workforces; and

•	diversion of management’s attention from the day-to-day business of our company.

We cannot assure you that current or future acquisitions, if any, or any related integration efforts will be successful, or that our ability to repay the notes will not be adversely affected by any future acquisitions. Even if we are able to successfully integrate the operations of Dynacare and DIANON into us, or the operations of other companies or businesses we may acquire in the future, we may not be able to realize the benefits that we expect to result from such integration, including projected cost savings within the projected time frame or at all.

Adverse results in material litigation matters could have a material adverse effect upon our business.

Although we are not currently involved in any material legal actions in the ordinary course of business, we may become subject to legal action related to, among other things, intellectual property disputes, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. Such future legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.

Our ability to attract and retain experienced and qualified personnel could adversely affect our business.

The loss of key management personnel or our inability to attract and retain experienced and qualified skilled employees at our clinical laboratories and research centers could adversely affect the business. Our success is dependent in part on the efforts of key members of our management team. Our success in maintaining our leadership position in genomic and other advanced testing technologies will depend in part on our ability to attract and retain skilled research professionals. In addition, the success of our clinical laboratories also depends on employing and retaining qualified and experienced laboratory professionals, including specialists, who perform our clinical laboratory testing services. In the future, if competition for the services of these professionals increases, we may not be able to continue to attract and retain individuals in our markets. Our revenues and earnings could be adversely affected if a significant number of professionals terminate their relationship with us or become unable or unwilling to continue their employment.

Failure to maintain our days sales outstanding levels would have an adverse effect on our business.

Billing for laboratory services is a complex process. Laboratories must bill many different payors such as doctors, patients, hundreds of different insurance companies, Medicare, Medicaid and employer groups, all of whom have different billing requirements. We believe that a majority of our bad debt expense, which was 9.2% of our net revenues in 2001, is the result of non-credit related issues which slow the billing process. If we are unable to maintain our days sales outstanding level (“DSO”), which as of September 30, 2002 averaged 56 days, through efforts to reduce the number of requisitions that are missing certain billing information, our bad debt expense and DSO could increase, which would have an adverse effect on our business.

Failure in our information technology systems could significantly increase testing turn-around time or billing processes and otherwise disrupt our operations.

Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems. Despite network security measures and other precautions we have taken, our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. In addition, we are in the process of integrating the information technology systems of our recently acquired subsidiaries, and we may experience system failures or interruptions as a result of this process. Sustained system failures or interruption of our systems in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. Failure of our information technology systems could adversely affect our business, profitability and financial condition.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each of the periods shown.

	Years Ended December 31,					Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
Ratio of earnings to fixed charges	N/A	2.14	2.65	4.33	7.40	7.22	10.74

These computations include us and our consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes, plus fixed charges. Fixed charges include interest expense on debt and one-third of rental expense which is deemed representative of the interest factor.

For the year ended December 31, 1997, earnings were insufficient to cover fixed charges by $161.3 million.

USE OF PROCEEDS

This exchange offer is intended to satisfy some of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes in this exchange offer. In exchange for issuing the exchange notes as described in this prospectus, we will receive an equal principal amount of original notes, which will be canceled.

The net proceeds from the issuance and sale of the original notes, together with cash on hand, were used to repay all outstanding amounts under our $350 million DIANON bridge loan.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and total capitalization as of September 30, 2002 on an actual basis and:

•	on a pro forma basis to give effect to our acquisition of DIANON and the financing related thereto; and

•	on a pro forma as adjusted basis to give effect to our acquisition of DIANON and the completion of the $350.0 million offering of original notes, including the application of the net proceeds as described in “Use of Proceeds.”

This table should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2002
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$98.4	$81.9	$77.0

Debt (including current maturities):
DIANON bridge loan	$—	$350.0	$—
Dynacare bridge loan	120.0	120.0	120.0	(a)
Existing senior credit facilities	—	248.6	248.6
5 1 / 2 % senior notes due 2013	—	—	350.0
Zero coupon subordinated notes	510.3	510.3	510.3
Long-term debt, less current portion	3.2	3.2	3.2
Capital lease obligations and other	6.8	6.8	6.8

Total debt	640.3	1,238.9	1,238.9

Total shareholders’ equity	1,575.2	1,575.2	1,575.2

Total capitalization	$2,215.5	$2,814.1	$2,814.1

(a)	On November 29, 2002, we repaid the outstanding balance of $120.0 million on the Dynacare bridge loan, with no additional borrowings under our senior credit facilities.

DESCR IPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

In February 2002, we entered into two senior credit facilities with Credit Suisse First Boston, acting through its New York Branch, acting as Administrative Agent, and a group of financial institutions totaling $300.0 million. The senior credit facilities consisted of a 364-day revolving credit facility in the principal amount of $100.0 million and a three-year revolving credit facility in the principal amount of $200.0 million.

On January 14, 2003, we entered into a new $150.0 million 364-day revolving credit facility with Credit Suisse First Boston, acting through its Cayman Islands Branch, acting as Administrative Agent, and a group of financial institutions to replace our existing $100.0 million 364-day revolving credit facility, which has been terminated. The new 364-day revolving credit facility expires on January 13, 2004. Our $200.0 million three-year revolving credit facility remains in place and expires on February 18, 2005.

As of September 30, 2002, we had no outstanding borrowings under our senior credit facilities. In connection with the DIANON acquisition, we borrowed $248.6 million under our senior credit facilities. The senior credit facilities bear interest at LIBOR plus 100 basis points and are available for general corporate purposes, including working capital, capital expenditures, funding of share repurchases and other payments and acquisitions.

Dynacare Bridge Loan

In conjunction with the acquisition of Dynacare, we borrowed $150.0 million under our Dynacare bridge loan agreement, which had an original maturity date of July 23, 2003. As of September 30, 2002, we had an outstanding balance of $120.0 million on the Dynacare bridge loan, with an interest rate of LIBOR plus 75 basis points. On November 29, 2002, we repaid all outstanding balances under the Dynacare bridge loan and as a result, the loan has been terminated.

Liquid Yield Option Notes

During 2001, we sold $744.0 million aggregate principal amount at maturity of our Liquid Yield Option Notes (the “LYONs”) in a private placement. The LYONs are zero coupon convertible subordinated notes due 2021. We received approximately $488.6 million in net proceeds from the offering and used a portion of these proceeds to repay $412.5 million of our term loan outstanding under our then existing credit agreement. The LYONs are subordinated to our senior credit facilities and to the notes being offered hereby.

Holders of the LYONs may require us to purchase all or a portion of their notes on September 11, 2004, 2006 and 2011 at prices ranging from $712.97 to $819.54 per $1,000 principal amount due at maturity. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. If the holders elect to require us to purchase their notes, it is our current intention to purchase the notes with cash only. Should the holders put the notes to us on any of the dates above, we believe that we will be able to obtain alternate financing to satisfy this contingent cash obligation.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On July 25, 2002, we completed the acquisition of all of the outstanding stock of Dynacare in a combination cash and stock transaction, with a combined value of approximately $495.3 million, including transaction costs. We also converted approximately 553,958 unvested Dynacare stock options into 297,049 unvested options to acquire shares of our common stock at terms comparable to those under the predecessor Dynacare plan. This conversion of outstanding unvested options increased the non-cash consideration of the transaction by approximately $5.0 million and resulted in the recording of initial deferred compensation of approximately $2.5 million. In conjunction with this acquisition, we repaid Dynacare’s existing $204.4 million of senior subordinated unsecured notes, including a call premium of approximately $7.0 million. The transaction was financed by issuing approximately 4.9 million shares of our common stock, valued at approximately $245.6 million, $260.0 million in available cash, a $150.0 million bridge loan and borrowings of $50.0 million under our senior credit facilities.

On January 17, 2003, we completed the acquisition of all of the outstanding stock of DIANON in a cash transaction with a total value of approximately $624.0 million, including transaction costs. The transaction was financed by using approximately $25.4 million in available cash, our $350.0 million DIANON bridge loan and borrowings under our senior credit facilities.

The following unaudited pro forma consolidated financial statements have been prepared to illustrate the effects of the following transactions:

•	our purchase of all of Dynacare’s outstanding stock, the financing of the purchase and the related transactions costs associated with the Dynacare acquisition, and the repayment of Dynacare’s senior subordinated unsecured notes and related accrued interest with cash on-hand and borrowings under a bridge loan and our senior credit facilities.

•	our purchase of all of DIANON’s outstanding common stock, the financing of the all cash purchase price and related transaction costs associated with the DIANON acquisition with cash on-hand and borrowings under our DIANON bridge loan facility and our senior credit facilities. We expect to refinance the bridge loan facility with the proceeds of this offering. These unaudited pro forma combined financial statements assume that the notes offered are hereby outstanding for all periods presented.

The Dynacare acquisition and the DIANON acquisition are collectively referred to by us as the Acquisitions. The borrowings under our existing senior credit facilities and the notes offered hereby are collectively referred to by us as the Borrowings.

The unaudited pro forma consolidated balance sheet as of September 30, 2002 gives effect to the acquisition of DIANON and the related borrowings as if they had occurred on September 30, 2002. The unaudited pro forma combined statements of operations assume the Acquisitions, the repayment of Dynacare’s senior subordinated unsecured notes and the Borrowings were effected on January 1, 2001. The acquisition of DIANON was accounted for under the purchase method. As such, the cost to acquire DIANON was allocated to the respective assets and liabilities acquired based on their fair values at the closing of that acquisition. The initial allocation of the costs to acquire Dynacare is already reflected in our historical balance sheet as of September 30, 2002. Initial allocations of the costs to acquire DIANON have been made to the assets and liabilities of DIANON in the accompanying unaudited pro forma consolidated financial statements based on estimates. The final allocations may be different from the amounts reflected in the accompanying unaudited pro forma consolidated financial statements.

The estimated costs associated with severance and other integration-related activities for 2002, 2003, 2004 and 2005, including the elimination of duplicative facilities and excess capacity, operational realignment and related workforce reductions, are not included in the accompanying unaudited pro forma consolidated financial statements. To the extent that these costs relate to actions that impact employee and other related activities of Dynacare or DIANON, such costs will be accounted for as a cost of the Acquisitions. To the extent that these costs relate to actions that impact our employee and related activities, such costs will be accounted for as a charge to earnings in the periods that the integration plans are approved and communicated. During the quarter ended September 30, 2002, we recorded approximately $14.6 million in accrued transaction costs relating to our acquisition of Dynacare. We expect to finalize and record the costs associated with the acquisition of DIANON in the first half of 2003.

The unaudited pro forma combined statements of operations also do not include the estimated annual synergies that we expect to be realized upon completion of the integration of the Acquisitions in 2005.

The pro forma adjustments, and the assumptions on which they are based, are described in the accompanying notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only to aid you in your analysis of the impact on us of the Acquisitions and the Borrowings. The unaudited pro forma consolidated financial statements are not necessarily indicative of the combined financial position or results of operations that would have been realized had the company, Dynacare and DIANON been a single entity during the periods presented. In addition, the unaudited pro forma consolidated financial statements are not necessarily indicative of the future results that we will experience after the Acquisitions. The unaudited pro forma consolidated financial statements and related notes should be read in conjunction with our historical financial statements and those of Dynacare and DIANON.

Laboratory Corporation of America Holdings and Subsidiaries

Unaudited Pro Forma Consolidated Condensed Balance Sheet

As of September 30, 2002

(Dollars in millions)

	Historical		Pro Forma Adjustments			Pro Forma Consolidated
	LabCorp	DIANON
ASSETS
Current assets:
Cash and cash equivalents	$98.4	$8.9		$(25.4	)(2)	$81.9
Available for sale securities	—	51.2				51.2
Accounts receivable, net	418.7	38.1				456.8
Inventories	44.0	2.2				46.2
Prepaid expenses and other	23.1	5.9				29.0
Deferred income taxes	53.5	5.9				59.4

Total current assets	637.7	112.2		(25.4)		724.5
Property, plant and equipment, net	355.3	10.5				365.8
Goodwill	935.9	—		398.4	(1)(3)	1,334.3
Identifiable intangible assets, net	305.1	182.6		27.0	(1)(3)	514.7
Investments in equity affiliates	390.6	—				390.6
Other assets, net	29.0	0.8				29.8

	$2,653.6	$306.1		$400.0		$3,359.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$90.0	$1.9	$			$91.9
Accrued expenses and other	194.9	20.6				215.5
Current portion of long-term debt	120.5	—				120.5

Total current liabilities	405.4	22.5		—		427.9
Revolving credit facility	—	—		248.6	(2)	248.6
DIANON bridge loan	—	—		350.0	(2)	350.0
Zero coupon—subordinated notes	510.3	—				510.3
Long-term debt, less current portion	3.2	—				3.2
Capital lease obligations	6.3	—				6.3
Other liabilities	153.2	1.2		83.8	(1)	238.2
Shareholder’s equity:
Preferred stock	—	—				—
Common stock	14.8	0.1		(0.1	)(4)	14.8
Additional paid-in capital	1,406.2	256.5		(256.5	)(4)	1,406.2
Retained earnings	213.1	35.1		(35.1	)(4)	213.1
Treasury stock	(4.4)	(10.1)		10.1	(4)	(4.4)
Unearned restricted stock compensation	(46.1)	—		—		(46.1)
Accumulated other comprehensive loss	(8.4)	0.8		(0.8	)(4)	(8.4)

Total shareholders’ equity	1,575.2	282.4		(282.4)		1,575.2

	$2,653.6	$306.1		$400.0		$3,359.7

See the accompanying notes to the unaudited pro forma combined balance sheet.

Laboratory Corporation of America Holdings and Subsidiaries

Notes to Unaudited Pro Forma Consolidated Condensed Balance Sheet

As of September 30, 2002

(Dollars in millions, except where indicated and for per share data)

(1)	The estimated acquisition costs related to the purchase, and related allocation to fair market value of the net assets acquired is as follows:

	Total Acquisition Costs
	Net cash paid by LabCorp to DIANON security holders	$598.6
	Transaction costs, consisting primarily of investment banking and legal fees	25.4

		$624.0

	Preliminary Allocation of Acquisition Costs
	Net assets of DIANON per historical balance sheet as of September 30, 2002	$282.4
	Adjustments to net assets of DIANON:
	Eliminate historical DIANON intangibles	(182.6)

	Adjusted historical net assets of DIANON	99.8
	Adjustments to record net assets acquired, based on estimates of fair values:
	Goodwill	398.4
	Identifiable intangible assets	209.6
	Other liabilities, primarily deferred tax liabilities	(83.8)

	Total acquisition costs	$624.0

(2)	To record financing of the acquisition by LabCorp as follows:
	Reduction of LabCorp cash on hand	$25.4
	Borrowings under LabCorp’s senior credit facilities	248.6
	Borrowings under the DIANON bridge loan	350.0

		$624.0

Borrowings under the senior credit facilities and the DIANON bridge loan will bear interest rates calculated quarterly on LIBOR plus 100 basis points and LIBOR plus 137.5 basis points, respectively. A 0.125% change in LIBOR would produce a $0.4 change in annual net earnings. For the purpose of these unaudited pro forma consolidated financial statements, the LIBOR rate was assumed to be 2.0%. The permanent financing that will replace the DIANON bridge loan is assumed to bear an interest rate of 6.0%. Accordingly, the higher rate has been used to calculate pro forma interest expense related to the portion of the DIANON consideration financed with the DIANON bridge loan in the accompanying unaudited pro forma combined statement of operations.

(3)	To eliminate historical DIANON intangibles of $182.6 and setup estimated intangibles relating to the acquisition as follows:
	Goodwill	$398.4
	Identifiable intangibles (predominantly customer lists and proprietary software)	209.6

		$608.0

The identifiable intangibles have an assumed life of 15 years in the accompanying unaudited pro forma consolidated condensed statements of operations. It is LabCorp’s intention to obtain detailed valuation studies of the net assets acquired during the first half of 2003. Accordingly, the final allocation of cost and the related useful lives may be different from the estimated amounts presented above. A portion of the estimated increase in intangible assets will be allocated to fixed assets upon completion of the valuations.

(4)	To eliminate historical DIANON shareholders’ equity amounts as follows:
	Common stock	$0.1
	Additional paid-in capital	256.5
	Retained earnings	35.1
	Treasury stock	(10.1)
	Accumulated other comprehensive income	0.8

		$282.4

LabCorp

Unaudited Pro Forma Combined Statement of Operations

Nine Months Ended September 30, 2002

(In millions, except share and per share data)

	Historical LabCorp	Pro Forma Dynacare(1)	Pro Forma DIANON(2)	Pro Forma Combined
Net sales	$1,857.6	$169.5	$141.0	$2,168.1
Cost of sales	1,049.7	109.8	70.3	1,229.8

Gross profit	807.9	59.7	70.7	938.3
Selling, general and administrative expenses	427.3	63.1	41.4	531.8
Restructuring and other special charges	17.5	—	4.8	22.3
Amortization	16.4	2.1	10.5	29.0

Operating income (loss)	346.7	(5.5)	14.0	355.2
Other income (expense):
Income from equity investments	6.2	22.7	—	28.9
Loss on sale of assets	(0.4)	—	—	(0.4)
Net investment income	2.9	—	1.2	4.1
Termination of interest rate swap agreement	—	—	—	—
Interest expense	(13.7)	(8.0)	(21.3)	(43.0)

Earnings before income tax and extraordinary loss	341.7	9.2	(6.1)	344.8
Provision for income taxes	140.1	3.8	(2.5)	141.4

Earnings before extraordinary loss	$201.6	$5.4	$(3.6)	$203.4

Diluted earnings per common share before extraordinary loss	$1.40			$1.38

Diluted shares O/S	143,694,108	3,987,974		147,682,082

See the accompanying notes to the unaudited pro forma combined statement of operations.

LabCorp

Unaudited Pro Forma Combined Statement of Operations

Year Ended December 31, 2001

(In millions, except share and per share data)

	Historical LabCorp	Pro Forma Dynacare(1)	Pro Forma DIANON(2)	Pro Forma Combined
Net sales	$2,199.8	$254.8	$125.7	$2,580.3
Cost of sales	1,274.2	162.7	69.1	1,506.0

Gross profit	925.6	92.1	56.6	1,074.3
Selling, general and administrative expenses	516.5	87.0	38.5	642.0
Restructuring and other special charges	—	—	7.0	7.0
Amortization	41.5	3.6	14.0	59.1

Operating income (loss)	367.6	1.5	(2.9)	366.2
Other income (expense):
Income from equity investments	—	29.4	—	29.4
Loss on sale of assets	(1.8)	—	—	(1.8)
Net investment income	2.4	—	0.7	3.1
Termination of interest rate swap agreement	(8.9)	—	—	—
Interest expense	(27.0)	(13.0)	(28.5)	(68.5)

Earnings before income taxes and extraordinary loss	332.3	17.9	(30.7)	319.5
Provision for income taxes	149.6	7.5	(12.8)	144.3

Earnings before extraordinary loss	$182.7	$10.4	$(17.9)	$175.2

Diluted earnings per common share before extraordinary loss	$1.29			$1.20

Diluted shares O/S	141,077,443	5,090,662		146,168,105

See the accompanying notes to the unaudited pro forma combined statement of operations.

Laboratory Corporation of America Holdings and Subsidiaries

Notes to Unaudited Pro Forma Combined Statement of Operations

For the Nine Months Ended September 30, 2002 and the Year Ended December 31, 2001

(Dollars in millions, except where indicated and for per share data)

The following footnotes summarize the significant pro forma adjustments that have been recorded in the accompanying unaudited pro forma combined Statements of Operations for the nine months ended September 30, 2002 and for the year ended December 31, 2001.

(1)    Relating to the Dynacare Acquisition

The unaudited pro forma combined Statement of Operations reflects the stand-alone operations of Dynacare for the year ended December 31, 2001 and for the period ended July 25, 2002 as adjusted to reflect the impact of the acquisition as set forth below. Subsequent to July 25, 2002, the date of the Dynacare acquisition, the results of operations of Dynacare are included in the LabCorp historical results of operations.

	Nine Months Ended September 30, 2002				Year Ended December 31, 2001
	Historical Dynacare	Adjustments		Pro Forma Dynacare	Historical Dynacare	Adjustments		Pro Forma Dynacare
Net sales	$158.9	$10.6	(a)	$169.5	$237.9	$16.9	(a)	$254.8
Cost of sales	102.2	7.6	(a)	109.8	151.1	11.6	(a)	162.7

Gross profit	56.7	3.0		59.7	86.8	5.3		92.1
Selling, general and administrative expenses	58.9	4.2	(a),(d)	63.1	80.7	6.3	(a),(d)	87.0
Restructuring and other special charges	—			—	—			—
Amortization	0.4	1.7	(b)	2.1	2.7	0.9	(b)	3.6

Operating income	(2.6)	(2.9)		(5.5)	3.4	(1.9)		1.5
Other income (expense):
Income from equity investments	15.2	7.5	(a)	22.7	30.7	(1.3	)(a)	29.4
Loss on sale of assets	—			—	—			—
Net investment income	—			—	—			—
Termination of interest rate swap	—			—	—			—
Interest expense	(9.7)	1.7	(c)	(8.0)	(19.9)	6.9	(c)	(13.0)

Earnings before income taxes and extraordinary loss	2.9	6.3		9.2	14.2	3.7		17.9
Income taxes	1.4	2.4	(e)	3.8	(3.1)	10.6	(e)	7.5

Earnings before extraordinary loss	$1.5	$3.9		$5.4	$17.3	$(6.9)		$10.4

(a)	As a condition to closing the Dynacare acquisition, Dynacare terminated its joint ventures in New York and Pennsylvania. In addition, Dynacare’s ownership percentage of its Tennessee partnership was increased due to the contribution of LabCorp business in the Tennessee territory. This change in ownership triggered consolidation accounting for LabCorp for this partnership. Pro forma adjustments to show the effect of these changes as if they had all occurred as of January 1, 2001 are as follows:

	Nine Months Ended September 30, 2002	Year Ended December 31, 2001
Increase (decrease):
Net sales	$10.6	$16.9
Cost of sales	7.6	11.6
Selling, general and administrative expenses	3.6	4.9
Income from equity investments	7.5	(1.3)
Interest expense	0.1	0.2

Net increase (decrease) to earnings before income taxes and extraordinary loss	$6.8	$(1.1)

		Nine Months Ended September 30, 2002	Year Ended December 31, 2001
(b)	Adjustments to amortization expense are as follows:
	Eliminate historical intangible amortization	$0.4	$2.7
	Add amortization of customer relationship intangibles	(2.1)	(3.6)

	Net decrease to earnings before income taxes and extraordinary loss	$(1.7)	$(0.9)

(c)	Adjustments to interest expense are as follows:
	Eliminate historical interest expense	$9.7	$19.9
	Record pro forma interest expense	(8.0)	(13.0)

	Net increase to earnings before income taxes and extraordinary loss	$1.7	$6.9

(d)	Adjustments to record deferred compensation expense on unvested stock options revalued at July 25, 2002 (net decrease to earnings before income taxes)	$(0.6)	$(1.4)

(e)	Adjustment to provision for income taxes, to increase income tax expense to the LabCorp statutory rate of 41.5%, adjusted for the impact of Canadian taxes (decrease to earnings before extraordinary loss)	$(2.4)	$(10.6)

(2)    Relating to the DIANON Acquisition

The unaudited pro forma combined Statement of Operations reflect the historical results of operations of DIANON for the year ended December 31, 2001 and for the nine months ended September 30, 2002 as adjusted to reflect the impact of the acquisition as set forth below.

	Nine Months Ended September 30, 2002					Year Ended December 31, 2001
	Historical DIANON	Adjustments			Pro Forma DIANON	Historical DIANON	Adjustments			Pro Forma DIANON
Net sales	$141.0	$			$141.0	$125.7	$			$125.7
Cost of sales	70.3				70.3	69.1				69.1

Gross profit	70.7		—		70.7	56.6				56.6
Selling, general and administrative expenses	41.4				41.4	38.5				38.5
Restructuring and other special charges	4.8				4.8	7.0				7.0
Amortization	1.5		9.0	(a)	10.5	1.4		12.6	(a)	14.0

Operating income	23.0		(9.0)		14.0	9.7		(12.6)		(2.9)
Other income (expense):
Income from equity investments	—				—	—				—
Loss on sale of assets	—				—	—				—
Net investment income	1.2				1.2	0.7				0.7
Termination of interest rate swap	—					—				—
Interest expense	—		(21.3	)(b)	(21.3)	—		(28.5	)(b)	(28.5)

Earnings before income tax and extraordinary loss	24.2		(30.3)		(6.1)	10.4		(41.1)		(30.7)
Income taxes	11.7		(14.2	)(c)	(2.5)	4.2		(17.1	)(c)	(12.8)

Earnings before extraordinary loss	$12.5		$(16.1)		$(3.6)	$6.2		$(24.0)		$(17.9)

		Nine Months Ended September 30, 2002	Year Ended December 31, 2001
Increase (decrease):
(a)	Adjustments to amortization expense are as follows:
	Eliminate historical intangible amortization	$1.5	$1.4
	Add amortization of customer relationship intangibles	(10.5)	(14.0)

	Net decrease to earnings before income taxes and extraordinary loss	$(9.0)	$(12.6)

(b)	Adjustment to record interest on the Borrowings (net decrease to earnings before income taxes and extraordinary loss)	$(21.3)	$(28.5)

(c)	To record income tax benefit on the pro forma adjustments (increase to earnings before extraordinary loss)	$14.2	$17.1

BUSINESS

Laboratory Corporation of America Holdings (the “Company”) is the second largest independent clinical laboratory company in the United States, based on net revenues. Through a national network of laboratories, the Company offers more than 4,000 different clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials. The Company has expanded significantly its routine and specialty testing businesses through its acquisitions of Dynacare Inc. and DIANON Systems, Inc. Since the Company’s founding in 1971, it has grown into a national network of 47 primary laboratories (including our recent acquisition of DIANON) and over 1,200 service sites, consisting of branches, patient service centers and stat laboratories, which are laboratories that have the ability to perform certain routine tests quickly and report the results to the physician immediately.

On July 25, 2002, the Company completed its acquisition of Dynacare, a provider of clinical laboratory testing services in 21 states in the United States and two provinces in Canada. The acquisition of Dynacare has enabled the Company to expand its national testing network and it expects to realize significant operational synergies from the acquisition. Dynacare had 2001 revenues of approximately $238.0 million and had approximately 6,300 employees at the closing date of the acquisition. On January 17, 2003, the Company completed its acquisition of DIANON, a leading national provider of anatomic pathology and genetic testing services with a primary focus on advanced oncology testing. DIANON had 2001 revenues of approximately $125.7 million and had approximately 1,100 employees at the closing date of the acquisition. DIANON significantly enhances the Company’s oncology testing capabilities and positions it to more effectively market and distribute the advanced testing technologies that the Company has developed internally or has licensed from its technology partners, such as Myriad Genetics, Inc., EXACT Sciences Corporation, Celera Diagnostics and Correlogic Systems, Inc.

With over 24,000 employees, the Company processes tests on more than 300,000 patient specimens daily and provides clinical laboratory testing services to clients in all 50 states, the District of Columbia, Puerto Rico, and two provinces in Canada. Its clients include physicians, hospitals, HMOs and other managed care organizations, governmental agencies, large employers, and other independent clinical laboratories that do not have the breadth of its testing capabilities. Several hundred of the Company’s 4,000 tests are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment or to search for an otherwise undiagnosed condition. The most frequently-requested of these routine tests include blood chemistry analyses, urinalyses, blood cell counts, Pap smears, HIV tests, microbiology cultures and procedures and alcohol and other substance-abuse tests. The Company performs this core group of routine tests in each of its major laboratories using sophisticated and computerized instruments, with most results reported within 24 hours.

The Clinical Laboratory Testing Industry

Laboratory tests and procedures are used generally by hospitals, physicians and other health care providers and commercial clients to assist in the diagnosis, evaluation, detection, monitoring and treatment of diseases and other medical conditions through the examination of substances in the blood, tissues and other specimens. Clinical laboratory testing is generally categorized as either clinical testing, which is performed on body fluids including blood and urine, or anatomical pathology testing, which is performed on cytologic samples, tissue and other samples, including human cells. Clinical and anatomical pathology procedures are frequently ordered as part of regular physician office visits and hospital admissions in connection with the diagnosis and treatment of illnesses. Certain of these tests and procedures are used principally as tools in the diagnosis and treatment of a wide variety of medical conditions such as cancer, AIDS, endocrine disorders, cardiac disorders and genetic disease. The most frequently requested tests include blood chemistry analyses, urinalyses, blood cell counts, Pap smears, HIV tests, microbiology cultures and procedures and alcohol and other substance-abuse tests.

The clinical laboratory industry consists primarily of three types of providers: hospital-based laboratories, physician-office laboratories and independent clinical laboratories, such as those operated by the Company. The Company believes that in 2001 approximately 49% of the clinical testing revenues in the United States were derived by hospital-based laboratories, approximately 12% were derived by physicians in their offices and laboratories, and approximately 39% were derived by independent clinical laboratories. The Center for Medicare and Medicaid Services (“CMS”) of the Department of Health and Human Services (“HHS”) has estimated that in 2001 there were approximately 5,000 independent clinical laboratories in the United States.

Effect of Market Changes on the Clinical Laboratory Business

Many market-based changes in the clinical laboratory business have occurred over the past ten years, primarily as a result of the shift away from traditional, fee-for-service medicine to managed-cost health care. The growth of the managed care sector presents various challenges to the Company and other independent clinical laboratories. Managed care organizations typically contract with a limited number of clinical laboratories and negotiate discounts to the fees charged by such laboratories in an effort to control costs. Such discounts have historically resulted in price erosion and have negatively impacted the Company’s operating margins. In addition, managed care organizations have used capitated payment contracts in an attempt to fix the cost of laboratory testing services for their enrollees. Under a capitated payment contract, the clinical laboratory and the managed care organization agree to a per member, per month payment to cover all laboratory tests during the month, regardless of the number or cost of the tests actually performed. The Company makes significant efforts to ensure that esoteric tests are excluded from capitated arrangements and therefore paid for separately by the managed care organization and rarely enters into such contracts without such exclusions. Capitated payment contracts shift the risks of additional testing beyond that covered by the capitated payment to the clinical laboratory. For the nine months ended September 30, 2002, such capitated contracts accounted for approximately $89.3 million of the Company’s net sales. The increase in managed care and insurance companies’ attempts to control utilization of medical services overall has also resulted in declines in the utilization of laboratory testing services.

In addition, Medicare (which principally serves patients 65 and older), Medicaid (which principally serves indigent patients) and insurers have increased their efforts to control the cost, utilization and delivery of health care services. Measures to regulate health care delivery in general and clinical laboratories in particular have resulted in reduced prices, added costs and decreased test utilization for the clinical laboratory industry by increasing complexity and adding new regulatory and administrative requirements. From time to time, Congress has also considered changes to the Medicare fee schedules in conjunction with certain budgetary bills. The Company believes that reductions in reimbursement for Medicare services will continue to be implemented from time to time. Reductions in the reimbursement rates of other third-party payors may occur as well.

Despite the market changes discussed above, the Company believes that the volume of clinical laboratory testing will be positively influenced by several factors, including: the expanded base of genomics knowledge, which has led to an enhanced appreciation of the value of gene-based diagnostic assays for guiding both the development and stratification of patient-related data for new therapeutics, as well as an increased awareness by physicians that clinical laboratory testing is a cost-effective means of prevention, early detection of disease and monitoring of treatment. In an effort to better offer new technology as medical needs and standards of care develop, the Company recently announced partnerships with Myriad Genetics to make its predictive medicine products broadly available to primary care physicians throughout the United States and with EXACT Sciences to exclusively license its proprietary technologies for the detection of colorectal cancer. Additional factors which may lead to future volume growth include an increase in the number and types of tests which are readily available (due to advances in technology and increased cost efficiencies) for testing of sexually transmitted diseases such as AIDS and the general aging of the population in the United States. The impact of these factors is expected to be partially offset by declines in volume as a result of increased controls over the utilization of laboratory services by Medicare and other third-party payors, particularly managed care organizations.

Laboratory Testing Operations and Services

The Company has 47 primary testing facilities, and over 1,200 service sites consisting of branches, patient service centers and stat laboratories. A “branch” is a central office which collects specimens in a region for shipment to one of the Company’s laboratories for testing. Test results can be printed at a branch and conveniently delivered to the client. A branch also is used as a base for sales staff. Generally, a “patient service center” is a facility maintained by the Company to serve the physicians in a medical professional building or other strategic location. The patient service center collects the specimens as requested by the physician. The specimens are sent, principally through the Company’s in-house courier system (and, to a lesser extent, through independent couriers), to one of the Company’s major laboratories for testing. Some of the Company’s patient service centers also function as “stat labs,” which are laboratories that have the ability to perform certain routine tests quickly and report results to the physician immediately. The Company processed an average of approximately 300,000 patient specimens per day in 2002. Patient specimens are delivered to the Company accompanied by a test request form. These forms, which are completed by the client, indicate the tests to be performed and provide the necessary billing information.

Each specimen and related request form is checked for completeness and then given a unique identification number. The unique identification number assigned to each specimen helps to assure that the results are attributed to the correct patient. The test request forms are sent to a data entry terminal where a file is established for each patient and the necessary testing and billing information is entered. Once this information is entered into the computer system, the tests are performed and the results are entered through computer interface or manually, depending upon the tests and the type of equipment involved. Most of the Company’s computerized testing equipment is directly linked with the Company’s information systems. Most routine testing is completed by early the next morning and test results are printed and prepared for distribution by service representatives that day. Some clients have local printing capability and have reports printed out directly in their offices. Clients who request that they be called with a result are so notified in the morning. It is Company policy to notify the client immediately if a life-threatening result is found at any point during the course of the testing process.

Company Strategy

The Company believes that it has differentiated itself from its competitors and positioned itself for continued strong growth by building a leadership position in genomic and other advanced testing technologies. This leadership position enables the Company to provide a broad menu of testing services for the infectious disease and cancer markets, which it believes represent two of the most significant areas of future growth in the clinical laboratory industry. The Company’s primary strategic objective is to expand its leadership position in genomic and other advanced testing technologies and leverage its national core testing infrastructure to deliver outstanding and innovative clinical testing services to patients and physicians nationwide.

Develop and Be First to Market with New Tests.    Advances in medicine have begun fundamentally to change diagnostic testing, and new tests are allowing clinical laboratories to provide unprecedented amounts of health-related information to physicians and patients. Significant new tests introduced over the past several years include a gene-based test for human papilloma virus, Myriad Genetics’ predictive test for breast cancer and tests for HIV phenotyping and cystic fibrosis. As science continues to advance, the Company expects new testing technologies to emerge; therefore, it intends to continue to invest in advanced testing capabilities so that it can remain on the cutting edge of clinical laboratory testing. The Company has added, and expects to continue to add, new testing technologies and capabilities through a combination of internal development initiatives, technology licensing and partnership transactions and selected acquisitions. Through its national sales force, the Company rapidly introduces new testing technologies to physician customers. For example, last year the Company entered into an exclusive sales and distribution partnership with Myriad Genetics under which it now offers certain of Myriad Genetics’ products, including a predictive test for breast cancer, to physicians throughout the United States, creating an immediate distribution pipeline into the primary care physician market for these products.

Capitalize on Unique Opportunities with Partnered Technologies.    The Company has announced a number of significant licensing and partnership agreements which provide it with access to exciting new testing technologies that it expects will have an increasing impact on diagnostic testing. For example, in June 2002, the creation of an exclusive, long-term strategic partnership with EXACT Sciences to commercialize PreGen-Plus, EXACT Sciences’ proprietary, non-invasive technology for the early detection of colorectal cancer in the average-risk population, was announced. The Company currently plans to launch this gene-based test, which represents a significant new tool for the early detection of colorectal cancer, in the first half of 2003. The Company is collaborating with Celera Diagnostics to determine the clinical utility of laboratory tests based on novel diagnostic markers for Alzheimer’s disease, breast cancer and prostate cancer and will have exclusive access to any related markers found to have clinical utility. In addition, the Company recently signed a co-exclusive licensing agreement with Correlogic Systems to commercialize its ovarian cancer protein pattern blood test, which offers the prospect of accurate and early detection of ovarian cancer. With its exclusive sales and distribution partnership with Myriad Genetics, physicians now have the convenience of sending patients to one of the Company’s patient service centers for Myriad Genetics’ predisposition testing for breast, ovarian, colon, uterine and melanoma skin cancers, as well as hypertension. The Company’s relationship with Myriad Genetics makes it one of the few clinical laboratories in the United States to provide the entire care continuum from predisposition to surveillance testing, including screening, evaluation, diagnosis and monitoring options.

Enhance the Company’s Oncology Testing Business by Leveraging DIANON’s Unique Capabilities.    DIANON is a national provider of oncology testing services and significantly enhances the Company’s oncology testing capabilities. DIANON is recognized by physicians, managed care companies and other customers as a leading provider of a wide range of anatomic pathology testing services, with particular strength in uropathology, dermatopathology, GI pathology and hematopathology. DIANON’s strengths in anatomic pathology complement the Company’s strengths in other areas of cancer testing, particularly cytology. The Company expects that DIANON’s extremely effective specialized sales force, scientific expertise, efficient operating model and proprietary CarePath clinical reporting system will allow it to enhance its cancer testing business. The Company intends to apply DIANON’s best practices to its existing anatomic pathology operations, through which it expects to realize significant operational efficiencies. The Company believes that DIANON’s sophisticated sales and marketing organization will enhance the value of its strategic cancer initiatives with Myriad Genetics, EXACT Sciences, Celera Diagnostics, Correlogic Systems and its other technology partners as well as increase its sales potential by offering a wider range of testing services with the addition of the Company’s broader cancer testing menu to DIANON’s existing test menu.

Leverage National Infrastructure.    The Company’s national presence provides it a number of significant benefits and it intends to maintain and continue to build its national presence. The Company’s national network of 47 primary laboratories and over 1,200 service sites, including branches, patient service centers and stat laboratories, enables it to provide high-quality services to physicians, hospitals, managed care organizations and other customers across the United States and Canada. Recent agreements with Premier, as well as the Company’s managed care contracts with United Healthcare, Aetna, MAMSI and others, demonstrate the importance of being able to deliver services on a nationwide basis. Furthermore, the Company’s scale provides it with significant cost structure advantages, particularly related to supply and other operating costs.

Expand Hospital Alliances.    Another of the Company’s primary growth strategies is to develop an increasing number of hospital and other provider alliances. These alliances can take several different forms, including laboratory technical support (management) contracts, reference agreements and cooperative testing arrangements. The Company has focused and will continue to focus on developing cooperative testing relationships that capitalize on hospitals’ ability to perform rapid response testing and our ability to provide high quality routine and esoteric testing.

Testing Services

Routine Testing

The Company currently offers approximately 4,000 different clinical laboratory tests or procedures. Several hundred of these are frequently used in general patient care by physicians to establish or support a diagnosis, to monitor treatment or medication or to search for an otherwise undiagnosed condition. The most frequently requested tests include blood chemistry analyses, urinalyses, blood cell counts, Pap smears, HIV tests, microbiology cultures and procedures and alcohol and other substance-abuse tests. These routine procedures are most often used by practicing physicians in their outpatient office practices. Physicians may elect to send such procedures to an independent laboratory or they may choose to establish an in-house laboratory to perform some of the tests.

The Company performs this core group of routine tests in each of its 47 primary testing facilities, which constitutes a majority of the testing performed by the Company. In July 2002, the Company acquired Dynacare, which enabled the Company to expand its national testing network. The Company generally performs and reports most routine procedures within 24 hours, utilizing a variety of sophisticated and computerized laboratory testing instruments.

Specialty and Niche Testing

While the information provided by many routine tests may be used by nearly all physicians, regardless of specialty, many other procedures are more specialized in nature. One of the primary growth strategies of the Company is the continued expansion of its specialty and niche businesses, which involve certain types of unique testing capabilities and/or client requirements. In general, the specialty and niche businesses are designed to serve two market segments: (i) markets which are not served by the routine clinical testing laboratory and therefore are subject to less stringent regulatory and reimbursement constraints; and (ii) markets which are served by the routine testing laboratory and offer the possibility of adding related services from the same supplier. The Company’s research and development group continually seeks new and improved technologies for early diagnosis. For example, the Company’s Center for Molecular Biology and Pathology (“CMBP”) is a leader in molecular diagnostics and polymerase chain reaction (“PCR”) technologies which are often able to provide earlier and more reliable information regarding HIV, genetic diseases, cancer and many other viral and bacterial diseases. In August 2000, the Company acquired Los Angeles-based National Genetics Institute, Inc. (“NGI”), a leader in the development of PCR assays for hepatitis C (“HCV”). In June 2001, the Company acquired Minneapolis-based Viro-Med Laboratories, Inc., which offers molecular microbial testing using real time PCR platforms. On January 17, 2003, the Company acquired DIANON, a leading provider of anatomic pathology and genetic testing services with a primary focus on advanced oncology testing. Management believes these technologies may represent a significant savings to managed care organizations by increasing the detection of early stage (treatable) diseases. The following are specialty and niche businesses in which the Company offers testing and related services:

Infectious Disease.    The Company provides complete viral load testing as well as HIV genotyping and phenotyping. In 2000, the Company added HIV GenoSureTM to its portfolio of HIV resistance testing services. The Company’s use of this leading-edge technology puts it in the forefront of HIV drug resistance testing – one of the most important issues surrounding the treatment of HIV. Additionally, the Company provides comprehensive testing for HCV including both PCR testing and genotyping at CMBP, NGI and Viro-Med.

Allergy Testing.    The Company offers an extensive range of allergen testing services as well as computerized analysis and a treatment program that enables primary care physicians to diagnose and treat many kinds of allergic disorders.

Clinical Research Testing.    The Company regularly performs clinical laboratory testing for pharmaceutical companies conducting clinical research trials on new drugs. This testing often involves periodic testing of patients participating in the trial over several years.

Diagnostic Genetics.    The Company offers cytogenetic, molecular cytogenetic, biochemical and molecular genetic tests.

Identity Testing.    The Company provides forensic identity testing used in connection with criminal proceedings and parentage evaluation services which are used to assist in the resolution of disputed parentage in child support litigation. Parentage testing involves the evaluation of immunological and genetic markers in specimens obtained from the child, the mother and the alleged father. Management believes it is now the largest provider of identity testing services in the United States.

Oncology Testing.    The Company offers an extensive series of testing technologies that aid in diagnosing and monitoring certain cancers and predicting the outcome of certain treatments. At NGI, the Company’s scientists have novel assays for melanoma and breast cancer in varying stages of clinical development. During 2001, the Company began offering PreGen-26, a DNA-based colorectal cancer test. PreGen-26 is intended to detect certain rare forms of colorectal cancer earlier, when treatment is most effective. In the first half of 2003, the Company currently plans to offer PreGen-Plus, a non-invasive technology for the early detection of more common forms of colorectal cancer in the average-risk population, reaching a broader population than PreGen-26. Both PreGen-26 and PreGen-Plus utilize EXACT Sciences’ proprietary genomics-based technology.

Occupational Testing Services.    The Company provides urine and hair testing for the detection of drug abuse for private and government customers, and also provides blood testing services for the detection of drug abuse and alcohol. These testing services are designed to produce “forensic” quality test results that satisfy the rigorous requirements for admissibility as evidence in legal proceedings. The Company also provides other analytical testing and a variety of management support services.

The specialized or niche testing services noted above, as well as other complex procedures, are sent to designated facilities where the Company has concentrated the people, instruments and related resources for performing such procedures so that quality and efficiency can be most effectively monitored. CMBP, NGI and Viro-Med also specialize in new test development and education and training related thereto.

Clients

The Company provides testing services to a broad range of health care providers. During the year ended December 31, 2001, no client or group of clients under the same contract accounted for more than four percent of the Company’s net sales. The primary client groups serviced by the Company include:

Independent Physicians and Physician Groups

Physicians requiring testing for their patients who are unaffiliated with a managed care plan are one of the Company’s primary sources of testing services. Fees for clinical laboratory testing services rendered for these physicians are billed either to the physician, to the patient or the patient’s third party payor such as insurance companies, Medicare and Medicaid. Billings are typically on a fee-for-service basis. If the billings are to the physician, they are based on the wholesale or customer fee schedule and subject to negotiation. Otherwise, the patient is billed at the laboratory’s retail or patient fee schedule and subject to third party payor limitations and negotiation by physicians on behalf of their patients. Medicare and Medicaid payments are based on government-set fee schedules.

Hospitals

The Company provides hospitals with services ranging from routine and specialty testing to contract management services. Hospitals generally maintain an on-site laboratory to perform immediately needed testing on patients receiving care. However, they also refer less time sensitive procedures, less frequently needed procedures and highly specialized procedures to outside facilities, including independent clinical laboratories and larger medical centers. The Company typically charges hospitals for any such tests on a fee-for-service basis which is derived from the Company’s customer fee schedule. Fees for management services are billed monthly at contractually agreed rates.

HMOs and Other Managed Care Groups

The Company serves HMOs and other managed care organizations. These medical service providers typically contract with a limited number of clinical laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians. The majority of the Company’s managed care testing is negotiated on a fee-for-service basis. Testing is sometimes reimbursed on a capitated basis for managed care organizations. Under a capitated payment contract, the Company agrees to cover certain laboratory tests during a given month for which the managed care organization agrees to pay a flat monthly fee for each covered member. The tests covered under agreements of this type are negotiated for each contract, but usually include routine tests and exclude highly specialized tests. Many of the national and large regional managed care organizations prefer to use large independent clinical labs such as the Company because they can monitor service and performance on a national basis.

Other Institutions

The Company serves other institutions, including governmental agencies, large employers and other independent clinical laboratories that do not have the breadth of the Company’s testing capabilities. The institutions typically pay on a negotiated fee-for-service basis.

Payors

Most testing services are billed to a party other than the physician or other authorized person who ordered the test. In addition, tests performed by a single physician may be billed to different payors depending on the medical benefits of a particular patient. Payors other than the direct patient include, among others, insurance companies, managed care organizations, Medicare and Medicaid. For the nine months ended September 30, 2002, accessions (based on the total volume of accessions) and revenue per accession by payor are as follows:

	Accession Volume as a % of Total	Revenue per Accession
Private Patients	2.9%	$119.00
Medicare, Medicaid and Other	18.2%	$32.49
Commercial Clients	37.9%	$25.99
Managed Care	41.0%	$30.52

Affiliations and Alliances

The Company continues to develop its relationships with hospitals through traditional and non-traditional business models. The Company has increased its focus on the traditional business model with a hospital, whereby the Company enters into a reference service agreement and establishes a Hospital Territory Manager role. The addition of this sales/service position sets the Company at an advantage with specialized and targeted attention for the Company’s hospital customers. In the non-traditional business model, the Company has seen strong growth due to laboratory technical support (management) contracts and shared services agreements.

In 2001, the Company added a number of new traditional and non-traditional relationships with hospitals.

Reference agreements, the Company’s traditional business model, provide a means for hospitals to outsource patient laboratory testing services that are not time critical (e.g., test results reported within 24 hours of drawing the specimen as opposed to those requiring 2 to 4 hour turnaround). These agreements allow the hospital to maintain its own stat/emergency lab on-site, while eliminating certain costs of maintaining a full-service lab on its premises.

One example of a non-traditional business model is where the Company provides technical support services or laboratory management in a variety of health care settings. In these relationships, the Company may supply the laboratory manager and/or provide other laboratory personnel, as well as testing equipment and supplies, in the management of a laboratory that is owned by a hospital, managed care organization or other health care provider. Under the typical laboratory technical support agreement, the laboratory manager is employed by or under contract with the Company. In such laboratory management arrangements, the Company generally bills the hospital a monthly contractually-determined management fee in addition to different fixed on-site and off-site fees per test. Highly esoteric tests are generally billed under a separate fee schedule. A pathologist is designated by the laboratory owner to serve as medical director for the laboratory, and all billing, licensure and permits also remain the obligation of the owner of the laboratory.

In another example of a non-traditional business model, the Company develops a cooperative testing relationship with a hospital that has an outreach program within its community. The parties combine efforts to support the needs of a specific community. These relationships center around capitalizing on such hospital’s excess capacity and ability to perform rapid response testing and the Company’s ability to provide lower cost, high quality esoteric testing. These arrangements provide communities with synergistic, high quality testing services within a single infrastructure.

An important advantage the Company offers to its clients is the flexibility of the Company’s information systems for creating single or double bi-directional interfaces to support such cooperative testing arrangements. Such bi-directional interfaces allow each party’s system to efficiently and effectively communicate with the other party’s system.

The Company’s laboratory management and technical support agreements typically have initial terms between 3 and 5 years. However, most agreements contain a clause that permits termination for cause prior to the expiration date of the initial term. There are additional termination clauses that generally fall into one of the following categories: (i) termination without cause by either party during the additional term, after written notice 60 to 120 days prior to termination; (ii) termination by the hospital if there are uncorrected deficiencies in the Company’s performance after 30 days written notice; (iii) termination if there is a loss of accreditation or licensure held by the Company which accreditation or licensure is not reinstated within 60 days of the loss; or (iv) termination should the Company fail to meet anticipated profitability. While the Company believes that it will maintain and renew its existing contracts, there can be no assurance of such maintenance or renewal.

The Company has developed several different pricing formulas under its non-traditional business contracts. The Company generally bills the hospital a monthly contractually-determined management fee in addition to different fixed on-site and off-site fees per test. Highly esoteric tests are generally billed under a separate fee schedule. In certain cases, profitability may depend on the Company’s ability to accurately predict test volumes, patient encounters or the number of admissions.

Sales and Marketing and Client Service

The Company offers its services through a combination of direct sales generalists and specialists. Sales generalists market the mainstream or traditional routine laboratory services primarily to physicians, while specialists concentrate on individual market segments, such as hospitals or managed care organizations, or on testing niches, such as identity testing or genetic testing. Specialist positions are established when an in-depth level of expertise is necessary to effectively offer the specialized services. When the need arises, specialists and generalists work cooperatively to address specific opportunities. At December 31, 2001, the Company employed 235 generalists and 114 specialists. The Company’s sales generalists and specialists are compensated through a combination of salaries, commissions and bonuses, at levels commensurate with each individual’s qualifications and responsibilities. Commissions are primarily based upon the individual’s productivity in generating new business for the Company.

The Company also employs regional service managers and account managers (“AMs”) to interact with clients on an ongoing basis. AMs monitor the status of the services being provided to clients, act as problem-solvers, provide information on new testing developments and serve as the client’s regular point of contact with the Company. At December 31, 2001, the Company employed 290 AMs. AMs are compensated through a combination of salaries and bonuses commensurate with each individual’s qualifications and responsibilities.

The Company believes that the clinical laboratory service business is shifting away from the traditional direct sales structure to one in which the purchasing decisions for laboratory services are increasingly being made by managed care organizations, insurance plans, employers and even by patients themselves. In view of these changes, the Company has adapted its sales and marketing structure to more appropriately address the opportunities presented by this shift.

The Company competes primarily on the basis of the quality of its testing, reporting and information systems, its reputation in the medical community, the pricing of its services and its ability to employ qualified personnel. During 2001, one of the Company’s goals has been to improve client service. An important factor in improving client service includes the Company’s initiatives to improve its billing process. See “—Billing.”

Information Systems

The Company has developed and implemented management information systems to monitor operations and control costs. All financial functions are centralized in Burlington, North Carolina, including purchasing and accounting. Management believes this provides greater control over spending as well as increased supervision and monitoring of results of operations.

The Company believes that the health care provider’s need for data will continue to place high demands on the Company’s information systems staff. The Company operates several systems to handle laboratory, billing and financial data and transactions. The Company believes that the efficient handling of information involving clients, patients, payors and other parties will be a critical factor in the Company’s future success. The Company’s Corporate Information Systems Division manages its information resources and programs on a consolidated basis in order to achieve greater efficiency and economies of scale. The Company employs a Chief Information Officer, whose responsibility is to integrate, manage and develop the Company’s information systems.

Billing

Billing for laboratory services is a complex process. Laboratories must bill many different payors such as doctors, patients, hundreds of different insurance companies, Medicare, Medicaid and employer groups, all of whom have different billing requirements. The Company believes that a majority of its bad debt expense is the result of non-credit related issues which slow the billing process. A primary cause of bad debt expense is missing or incorrect billing information on requisitions. The Company believes that this experience is similar to that of its primary competitors. The Company generally performs the requested tests and returns the test results regardless of whether billing information has been provided at all or has been provided incorrectly. The Company subsequently attempts to obtain any missing information or rectify any incorrect billing information received from the health care provider. Among the many other factors complicating the billing process are more intricate billing arrangements due to contracts with third-party administrators, disputes between payors as to the party responsible for payment of the bill and auditing for specific compliance issues.

At September 30, 2002, the Company’s days sales outstanding (“DSO”) were reduced 2 days from December 31, 2001 levels to 56 days as a result of Company-wide efforts to increase cash collections from all payors, as well as on-going improvements to its claim submission processes. The Company is continuing to take the steps necessary to improve DSO and cash collections by:

•	conversion of decentralized billing locations, including former Dynacare locations, to a centralized billing system. During 2002, billing activity in Denver, Phoenix, Seattle and certain Dynacare locations were converted to the centralized billing system. Conversion activities in 2003 and 2004 will concentrate on the remaining Dynacare locations; and

•	implementation of, beginning in the first quarter of 2000, an initiative to reduce the number of requisitions received that are missing certain billing information. This initiative involves measuring the number of clinical requisitions received from an ordering client, as well as what specific information was not provided. The Company then identifies root causes of why the information was missing and takes steps to ensure that information is provided in the future. These steps include re-educating clients as to what information is needed in order for the Company to bill and collect for the test. During 2001, the percentage of requisitions received which were missing billing information was 6%.

Although there can be no assurance of success, the Company has developed a number of initiatives to address the complexity of the billing process and to improve collection rates. These initiatives include: (i) installation of personal computer based products in client offices and Company locations to help with the accuracy and completeness of billing information captured on the front-end; (ii) establishment of a project group to focus on improvements in order entry; and (iii) development and implementation of enhanced eligibility checking to compare information to payor records before billing. Additionally, the Company believes that it can benefit from the conversion of its multiple billing systems into a centralized system.

Quality Assurance

The Company considers the quality of its tests to be of critical importance, and it has established a comprehensive quality assurance program for all of its laboratories and other facilities, designed to help assure accurate and timely test results. In addition to the compulsory external inspections and proficiency programs demanded by CMS and other regulatory agencies, Company-wide systems and procedures are in place to emphasize and monitor quality assurance. All of the Company’s regional laboratories are subject to on-site evaluations, the College of American Pathologists (“CAP”) proficiency testing program, state surveys and the Company’s own internal quality control programs.

External Proficiency/Accreditations.    The Company participates in numerous externally-administered, blind quality surveillance programs, including the CAP program. The blind programs supplement all other quality assurance procedures and give Company management the opportunity to review its technical and service performance from the client’s perspective.

Internal Quality Control.    The Company regularly performs internal quality control testing by running quality control samples with known values at the same time as patient samples submitted for testing. All quality control sample test results are entered into the Company’s national laboratory computer, which connects the Company’s facilities nationwide to a common on-line quality control database. This system helps technologists and technicians check quality control values and requires further prompt verification if any quality control value is out of range. The Company has an extensive, internally administered program of blind sample proficiency testing (i.e. the testing laboratory does not know the sample being tested is a quality control sample), as part of which the Company’s locations receive specimens from the Company’s Quality Assurance and Corporate Technical Services departments for analysis.

The CAP accreditation program involves both on-site inspections of the laboratory and participation in the CAP’s proficiency testing program for all categories in which the laboratory is accredited by the CAP. The CAP is an independent non-governmental organization of board-certified pathologists which offers an accreditation program to which laboratories can voluntarily subscribe. The CAP has been accredited by CMS to inspect clinical laboratories to determine adherence to the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988 standards. A laboratory’s receipt of accreditation by the CAP satisfies the Medicare requirement for participation in proficiency testing programs administered by an external source. All of the Company’s major laboratories are accredited by the CAP.

The Company’s forensic crime laboratory, located at CMBP, is accredited by the American Society of Crime Laboratory Directors, Laboratory Accreditation Board (“ASCLD/LAB”) in the category of DNA testing. Under the Crime Laboratory Accreditation Program managed by the ASCLD/LAB, a crime laboratory undergoes a comprehensive and in-depth inspection to demonstrate that its management, operations, employees, procedures and instruments, physical plant and security, and personnel safety procedures meet stringent quality standards. The Company is one of 223 ASCLD accredited crime laboratories worldwide, and is one of only six private crime laboratories holding the accreditation. Accreditation is granted for a period of five years provided that a laboratory continues to meet the standards during that period.

Competition

The clinical laboratory business is intensely competitive both in terms of price and service. The Company believes that in 2001 the entire U.S. clinical laboratory testing industry had revenues exceeding $34 billion and that approximately 49% of such revenues were attributable to hospital-affiliated laboratories, approximately 39% were attributable to independent clinical laboratories and approximately 12% were attributable to physicians in their offices and laboratories. There are presently two national independent clinical laboratories: the Company and Quest Diagnostics Incorporated, which had approximately $3.6 billion in revenues from clinical laboratory testing in 2001.

In addition to the other national clinical laboratory, the Company competes on a regional basis with many smaller independent clinical laboratories as well as laboratories owned by hospitals and physicians. The Company believes that the following factors, among others, are often used by health care providers in selecting a laboratory: (i) pricing of the laboratory’s test services; (ii) accuracy, timeliness and consistency in reporting test results; (iii) number and type of tests performed; (iv) service capability and convenience offered by the laboratory; and (v) its reputation in the medical community. The Company believes that it competes favorably with its principal competitors in each of these areas and is currently implementing strategies to improve its competitive position.

The Company believes that consolidation will continue in the clinical laboratory testing business. In addition, the Company believes that it and the other large independent clinical laboratory testing companies will be able to increase their share of the overall clinical laboratory testing market due to a number of external factors including cost efficiencies afforded by large-scale automated testing, Medicare reimbursement reductions and the growth of managed health care entities which require low-cost testing services and large service networks. In addition, legal restrictions on physician referrals and the ownership of laboratories as well as increased regulation of laboratories are expected to contribute to the continuing consolidation of the industry.

Employees

At September 30, 2002, the Company had approximately 23,000 full-time equivalent employees. Subsidiaries of the Company have four collective bargaining agreements which cover approximately 700 employees. Two of the contracts have expired and the parties are presently continuing to abide by their key terms. One subsidiary has a bargaining unit of 75 employees that has begun negotiations on an initial contract. The Company believes that its overall relations with its employees are good.

Regulation and Reimbursement

General

The clinical laboratory industry is subject to significant governmental regulation at the federal, state and sometimes local levels. As described below, these regulations concern licensure and operation of clinical laboratories, payment for laboratory services, health care fraud and abuse, security and confidentiality of health information, and environmental and occupational safety.

Regulation of Clinical Laboratories

CLIA extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. Pursuant to CLIA, clinical laboratories must meet quality assurance, quality control and personnel standards. Laboratories also must undergo proficiency testing and are subject to inspections.

Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with all tests classified as either high complexity, moderate complexity or waived. Laboratories performing high complexity testing are required to meet more stringent requirements than moderate complexity laboratories. Labs performing only waived tests, which are tests determined by the Food and Drug Administration to have a low potential for error and requiring little or no oversight, may apply for a certificate of waiver indicating that they need not comply with most of the requirements of CLIA. All major and many smaller Company facilities hold CLIA certificates to perform high complexity testing. The Company’s remaining smaller testing sites hold CLIA certificates to perform moderate complexity testing or have a certificate of waiver.

The sanction for failure to comply with CLIA requirements may be suspension, revocation or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business, as well as significant fines and/or criminal penalties. The loss or suspension of a license, imposition of a fine or other penalties, or future changes in the CLIA law or regulations (or interpretation of the law or regulations) could have a material adverse effect on the Company.

The Company also is subject to state regulation. CLIA provides that a state may adopt regulations different from or more stringent than those under federal law, and a number of states have implemented their own laboratory regulatory schemes. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records. For example, some of the Company’s laboratories are subject to the State of New York’s clinical laboratory regulations, which contain provisions that are more stringent than those under federal law.

The Company believes that it is in compliance with federal and state laboratory requirements, and the Company’s laboratories have continuing programs to ensure that their operations meet all applicable regulatory requirements, but no assurances can be given that the Company’s laboratories will pass all future licensure or certification inspections.

Payment of Clinical Laboratory Services

In both 2001 and 2000, the Company derived approximately 16% of its net sales from tests performed for beneficiaries of the Medicare and Medicaid programs. In addition, the Company’s other business depends significantly on continued participation in these programs because clients often want a single laboratory to perform all of their testing services. Both governmental and private sector payors have made efforts to contain or reduce health care costs, including payment for clinical laboratory services, in recent years.

In 1984, Congress established a Medicare fee schedule for clinical laboratory services performed for patients covered under Part B of the Medicare program. Subsequently, Congress imposed a national ceiling on the amount that can be paid under the fee schedule. Laboratories bill the program directly and must accept the scheduled amount as payment in full for covered tests performed on behalf of Medicare beneficiaries. In addition, state Medicaid programs are prohibited from paying more than the Medicare fee schedule limitation for clinical laboratory services furnished to Medicaid recipients.

Since 1984, Congress has periodically reduced the ceilings on Medicare payment to clinical laboratories from previously authorized levels. In 1993, pursuant to provisions in the Omnibus Budget and Reconciliation Act of 1993 (“OBRA ‘93”), Congress reduced, effective January 1, 1994, the Medicare national limitations from 88% of the 1984 national median to 76% of the 1984 national median, which reductions were implemented on a phased-in basis from 1994 through 1996 (to 84% in 1994, 80% in 1995 and 76% in 1996). The 1996 reduction to 76% was implemented as scheduled on January 1, 1996. OBRA ‘93 also eliminated the provision for annual fee schedule increases based upon the Consumer Price Index for 1994 and 1995. These reductions were partially offset, however, by annual Consumer Price Index fee schedule increases of 3.2% and 2.7% in 1996 and 1997, respectively.

In August 1997, Congress passed and the President signed the Balanced Budget Act of 1997 (“BBA”), which included a provision that reduced, effective January 1, 1998, the Medicare national limitation from 76% of the 1984 national median to 74% of the 1984 national median. An additional provision in the BBA froze the Consumer Price Index update for five years. This provision has recently expired and in 2003, there will be a 1.19% increase in the fee schedule based on the Consumer Price Index.

For services reimbursed under the Medicare physician fee schedule, the conversion factor and relative value units may be subject to adjustment on an annual basis. Unless Congressional action occurs, the conversion factor for anatomic pathology testing will decrease by 4.4% in March 2003.

Because a significant portion of the Company’s costs are relatively fixed, Medicare payment reductions have a direct adverse effect on the Company’s net earnings and cash flows. The Company cannot predict whether additional Medicare reductions will be implemented.

On April 1, 1997, Medicare’s policy for billing of automated chemistry profiles went into effect. The policy, which was developed by the Health Care Financing Administration, now known as the Center for Medicare and Medicaid Services, working with the American Medical Association, eliminated the old commonly used “19-22 test” automated chemistry profile, sometimes referred to as a “SMAC” and replaced it with four new panels of “clinically relevant” automated tests (each containing from four to twelve chemistry tests). As a result of this policy, all major laboratory companies, including the Company, were required to eliminate the old chemistry profiles from their standard test requisition forms and standard test offerings by July 1, 1998. The Company developed and implemented a new “universal” test requisition and “standard test offerings” which successfully incorporated all required changes by the July 1, 1998 deadline.

The automated chemistry profile billing policy is intended to reduce the number of non-Medicare covered “screening tests” which Medicare believes have in the past been inappropriately billed to Medicare. The BBA also required HHS to adopt uniform coverage, administration and payment policies for lab tests using a negotiated rulemaking process. Consensus was reached by the negotiated rulemaking committee which, among other things, established policies limiting Medicare coverage for certain tests to patients with specified medical conditions or diagnoses. These uniform policies will replace local Medicare coverage policies. The final rules were published on November 23, 2001 and generally became effective on November 25, 2002. Due to the variety of new rules (including limited coverage rules) which have been adopted or proposed recently, and the short time that the final rule has been in effect, the Company does not believe a meaningful estimate of the potential revenue impact of these developments can be made at this time. The Company will continue to monitor this issue going forward.

Future changes in federal, state and local regulations (or in the interpretation of current regulations) affecting government payment for clinical laboratory testing could have a material adverse effect on the Company. However, based on currently available information, the Company is unable to predict what type of legislation, if any, will be enacted into law.

Security and Confidentiality of Health Information

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) was designed to address issues related to the portability of health insurance. A section on administrative simplification was added to the law in an effort to improve the efficiency and effectiveness of the health care system by facilitating the electronic exchange of information in certain financial and administrative transactions, while protecting the privacy and security of the information exchanged. Three regulations promulgated under the administrative simplification provisions of HIPAA have been finalized and include the Transactions and Code Sets Rule, the Privacy Rule, and the National Standard Employer Identifier Rule, which requires the use of a unique employer identifier in connection with certain electronic transactions. These regulations apply to health plans, health care providers that conduct standard transactions electronically, or health care clearinghouses (“covered entities”). It is anticipated that an enforcement regulation and a security regulation will be issued and/or finalized in 2003.

The Transactions and Code Sets Rule standardizes the format and data content to be used in the most common electronic health care transactions, including, among others, health care claims, eligibility, and health care claim status. Its purpose is to encourage the use of electronic exchanges while reducing the administrative burden associated with using different formats. The compliance date for this rule was October 16, 2002; however, under the Administrative Simplification Compliance Act, covered entities (except small health plans) were permitted to file an extension plan with the Department of Health and Human Services before October 16, 2002 to extend the compliance date to October 16, 2003. The extension plan described how the entity will come into compliance with the Transactions and Code Sets Rule requirements by the compliance date. We and our subsidiaries have filed extension plans and expect to meet the compliance date of October 16, 2003.

The Privacy Rule regulates the use and disclosure of protected health information (“PHI”) by covered entities. It also sets forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, such as the right to access or amend certain records containing PHI or to request restrictions on the use or disclosure of PHI. Additionally, it requires covered entities to implement certain administrative requirements, such as designating a privacy officer, drafting and implementing privacy policies and procedures, and training workforce members. Health care providers governed by the Privacy Rule must come into compliance by April 14, 2003.

The Company’s HIPAA project plans have two phases: (i) assessment of current systems, applications, processes and procedure testing and validation for HIPAA compliance and (ii) remediation of affected systems, applications, processes and procedure testing and validation for HIPAA compliance.

We have completed the assessment phase of the Transactions and Code Sets provision. Remediation is currently in progress and we expect to meet the October 16, 2003 compliance date. We have completed the assessment phase of the Privacy provision. We have made financial projections and initiated remedial measures designed to meet the April 14, 2003 compliance deadline. The total cost associated with the requirements of HIPAA is not expected to be material to the Company’s operations or cash flows. There are, however, many unresolved issues in both of these areas and future interpretations of HIPAA could impose significant costs on us.

In addition to the federal HIPAA regulations provisions described above, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information. Penalties for violation of these laws include sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties. Violations of the HIPAA provisions after the applicable compliance dates could result in civil and/or criminal penalties, including significant fines and up to 10 years in prison.

Fraud and Abuse Regulations

Existing federal laws governing Medicare and Medicaid, as well as similar state laws, impose a variety of broadly described fraud and abuse prohibitions on healthcare providers, including clinical laboratories. These laws are interpreted liberally and enforced aggressively by multiple government agencies, including the U.S. Department of Justice, the U.S. Department of Health and Human Services Office of the Inspector General (“OIG”), and the states. The federal government’s enforcement efforts have been increasing, in part as a result of the enactment of HIPAA, which, among other things, provided for the establishment of a program to coordinate federal, state and local law enforcement programs, and to conduct investigations, audits and inspections relating to payment for healthcare, and for the establishment of a federal anti-fraud and abuse account for enforcement efforts, funded through collection of penalties and fines for violations of the healthcare anti-fraud and abuse laws. Moreover, over the last several years, the clinical laboratory industry has been the focus of major governmental enforcement initiatives.

The Medicare and Medicaid anti-kickback laws prohibit intentionally providing anything of value to induce the referral of Medicare and Medicaid business. HHS has published safe harbor regulations which specify certain business activities that, although literally covered by the laws, will not violate the Medicare/Medicaid anti-kickback laws if all conditions of the safe harbor are met. Failure to fall within a safe harbor does not constitute a violation of the anti-kickback laws; rather, the arrangement would remain subject to scrutiny by HHS. Most states have their own Medicaid anti-kickback laws, and several states also have anti-kickback laws that apply to attempts to gain referral of patients covered by private insurance as well as federal programs.

In October 1994, the OIG of HHS issued a Special Fraud Alert, which set forth a number of practices allegedly engaged in by clinical laboratories and health care providers that the OIG believes violate the federal anti-kickback laws. These practices include providing employees to collect patient samples at physician offices if the employees perform additional services for physicians that are typically the responsibility of the physicians’ staff; selling laboratory services to renal dialysis centers at prices that are below fair market value in return for referrals of Medicare tests which are billed to Medicare at higher rates; providing free testing to a physician’s HMO patients in situations where the referring physicians benefit from such reduced laboratory utilizations; providing free pick-up and disposal of bio-hazardous waste for physicians for items unrelated to a laboratory’s testing services; providing facsimile machines or computers to physicians that are not exclusively used in connection with the laboratory services performed; and providing free testing for health care providers, their families and their employees (professional courtesy testing). The OIG stressed in the Special Fraud Alert that when one purpose of the arrangements is to induce referral of program-reimbursed laboratory testing, both the clinical laboratory and the health care provider or physician may be liable under the anti-kickback laws, and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs.

Recently, the OIG has provided additional guidance regarding arrangements that may violate the anti-kickback laws. In a 1999 Advisory Opinion, the OIG concluded that a proposed arrangement whereby a laboratory would offer physicians significant discounts on laboratory tests billed to the physician might violate the anti-kickback act. The OIG reasoned that if the discounts were greater than could otherwise be justified, the proposed arrangement could be viewed as the laboratory providing discounts to the physician in exchange for referral by the physician of non-discounted Medicare program business. Similarly, in 1999 correspondence, the OIG stated that if any direct or indirect link exists between a price discount that a laboratory offers to a skilled nursing facility (“SNF”) for Prospective Payment System (“PPS”)-covered services and referrals of Medicare Part B business, the anti-kickback statute would be implicated. Moreover, the OIG stated that it is continuing to monitor the situation regarding potentially unlawful contracts between SNFs and service providers, including laboratories.

Under another federal provision, known as the “Stark” law or “self-referral” prohibition, physicians who have an investment or compensation relationship with a clinical laboratory may not, unless a statutory exception applies, refer Medicare or Medicaid patients for testing to the laboratory, regardless of the intent of the parties.

Similarly, laboratories may not bill Medicare or Medicaid or any other party for services furnished pursuant to a prohibited referral. There are federal Stark law exceptions for fair market value compensation to a physician for reasonable and necessary services, and for discounts to physicians purchasing laboratory services. There is also an exception for physician investment in a laboratory company so long as the company’s stock is traded on a public exchange, the company has stockholder equity exceeding $75 million, and the physician’s shares may be purchased on terms generally available to the public. State self-referral laws exist as well, which apply to all patient referrals, not just Medicare and Medicaid.

There are a variety of other types of federal and state anti-fraud and abuse laws, including laws prohibiting submission of false or otherwise improper claims to federal healthcare programs, and laws limiting the extent of any differences between the Company’s charges to Medicare and Medicaid and its charges to other parties. The Company seeks to conduct its business in compliance with the federal and state anti-fraud and abuse laws. However, the Company is unable to predict how these laws will be applied in the future, and no assurances can be given that its arrangements will not be subject to scrutiny under them. Sanctions for violations of these laws may include exclusion from participation in Medicare, Medicaid and other federal healthcare programs, significant criminal and civil fines and penalties, and loss of licensure. Any exclusion from participation in a federal healthcare program, or any loss of licensure, arising from any action by any federal or state regulatory or enforcement authority would have a material adverse affect on the Company’s business. In addition, any significant criminal or civil penalty resulting from such proceedings could have a material adverse affect on the Company’s business.

Environmental, Health and Safety

The Company is subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials as well as to the safety and health of laboratory employees. All Company laboratories are subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens and the Company utilizes outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.

On November 6, 2000, Congress passed the Needlestick Safety and Prevention Act which required, among other things, that companies include in their safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace. During 2001, the Company voluntarily implemented the use of safety needles at all of its service locations at a cost of over $6.0 million.

Although the Company is not aware of any current material non-compliance with such federal, state and local laws and regulations, failure to comply could subject the Company to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions.

Drug Testing

Drug testing for public sector employees is regulated by the Substance Abuse and Mental Health Services Administration (“SAMSHA”) (formerly the National Institute on Drug Abuse), which has established detailed performance and quality standards that laboratories must meet to be approved to perform drug testing on employees of federal government contractors and certain other entities. To the extent that the Company’s laboratories perform such testing, each must be certified as meeting SAMSHA standards. The Company’s Research Triangle Park, North Carolina; Raritan, New Jersey; Houston, Texas; San Diego, California and Southaven, Mississippi laboratories are SAMSHA certified.

Controlled Substances

The use of controlled substances in testing for drugs of abuse is regulated by the federal Drug Enforcement Administration.

Compliance Program

Because of evolving interpretations of regulations and the national debate over health care fraud and abuse, compliance with all Medicare, Medicaid and other government-established rules and regulations has become a significant factor throughout the clinical laboratory industry. The Company has implemented a comprehensive company-wide compliance program. The objective of the Company’s compliance program is to develop, implement, and update compliance safeguards as necessary. Emphasis is placed on developing compliance policies and guidelines, personnel training programs and various monitoring and audit procedures to attempt to achieve implementation of all applicable rules and regulations.

Recently, DIANON settled a U.S. Department of Justice investigation into several of DIANON’s billing practices. As part of the settlement, DIANON entered into a voluntary corporate integrity program. As part of DIANON’s acquisition of UroCor, DIANON assumed responsibility and liability for compliance with the UroCor corporate integrity agreement.

The Company seeks to conduct its business in compliance with all statutes, regulations, and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and many of these statutes and regulations have not been interpreted by the courts. There can be no assurance therefore that applicable statutes and regulations might not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates, and authorizations, which could have a material adverse affect on the Company’s business.

LEGAL PROCEEDINGS

The Company is involved in litigation purporting to be a nationwide class action involving the alleged overbilling of patients who are covered by private insurance. The Company has reached a settlement with the class that will not exceed the existing reserves or have a material adverse effect on the Company. On January 9, 2002, the Company was served with a complaint in North Carolina which purports to be a class action and makes claims similar to the case referred to above. The claim has been stayed and the plaintiffs’ counsel has agreed to dismiss the case, with prejudice. The Company believes that the likelihood of an adverse result in the North Carolina case is remote.

The Company is involved in various claims and legal actions arising in the ordinary course of business. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. In the opinion of management, based upon the advice of counsel and consideration of all facts available at this time, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

MANAGEMENT

Board of Directors and Executive Officers

Our current executive officers and directors and their positions are as follows:

Name	Position
Thomas P. Mac Mahon	Chairman of the Board, President and Chief Executive Officer
Wesley R. Elingburg	Executive Vice President, Chief Financial Officer and Treasurer
Myla P. Lai-Goldman, M.D.	Executive Vice President, Chief Scientific Officer and Medical Director
Richard L. Novak	Executive Vice President and Chief Operating Officer
Bradford T. Smith	Executive Vice President, Chief Legal Officer and Secretary
Stevan R. Stark	Executive Vice President of Sales and Marketing
Jean-Luc Belingard	Director
Wendy E. Lane	Director
Robert E. Mittelstaedt, Jr.	Director
James B. Powell, M.D.	Director
Andrew G. Wallace, M.D.	Director

Set forth below is certain information with respect to each of the foregoing executive officers and directors:

Thomas P. Mac Mahon has served as Chairman of the Board and a director since April 28, 1996. Prior to such date and since April 28, 1995, the date of the merger of Roche Biomedical Laboratories (“RBL”) and the Company (the “Merger”), he served as Vice Chairman and a director. Mr. Mac Mahon has been President and Chief Executive Officer and a member of the Executive and Management Committees of the Company since January 1997. Mr. Mac Mahon was Senior Vice President of Hoffmann-La Roche Inc. from 1993 to January 1997 and President of Roche Diagnostics Group and a director and member of the Executive Committee of Hoffmann-La Roche from 1988 to January 1997. Mr. Mac Mahon was also a director of HLR Holdings Inc. until December 1996. As Senior Vice President of Hoffmann-La Roche and President of Roche Diagnostics Group, Mr. Mac Mahon was responsible for the management of all United States operations of the diagnostic business of Hoffmann-La Roche. Mr. Mac Mahon is a director of Express Scripts, Inc. and was formerly a director of AutoCyte, Inc. (now known as TriPath Imaging, Inc.).

Wesley R. Elingburg has served as Executive Vice President, Chief Financial Officer, and Treasurer since October 1996. Mr. Elingburg is a member of the Executive and Management Committees of the Company. Prior to October 1996, and since the Merger on April 28, 1995, Mr. Elingburg was Senior Vice President-Finance. Mr. Elingburg is responsible for the day-to-day supervision of the finance function of the Company, including billing and treasury functions. Previously, Mr. Elingburg served as Senior Vice President-Finance and Treasurer of RBL from 1988 through April 1995 and Assistant Vice President of Hoffmann-La Roche from 1989 until the Merger.

Myla P. Lai-Goldman, M.D. was appointed Executive Vice President, Chief Scientific Officer, and Medical Director in April 1998. Dr. Lai-Goldman manages the Center for Molecular Biology and Pathology at the Company’s Research Triangle Park, NC facility; National Genetics Institute, Inc. in Los Angeles, CA; and Viro-Med, Inc. in Minneapolis, MN. Dr. Lai-Goldman is Board Certified in Anatomic and Clinical Pathology and serves as a member of the Executive and Management Committees of the Company. Dr. Lai-Goldman, who holds a medical degree from Columbia University, was named Senior Vice President of the Company in 1997 and has held the position of Medical Director for the Center for Molecular Biology and Pathology since 1991 (with RBL and subsequently the Company). Dr. Lai-Goldman joined RBL in 1990.

Richard L. Novak has served as Executive Vice President and Chief Operating Officer of the Company since January 1999. Prior to this date and since his hire in March 1997, Mr. Novak served as Executive Vice President and oversaw the Company’s Eastern Operations which included the Mid-Atlantic, Northeast, South, Florida, and

South Atlantic Divisions. Mr. Novak is a member of the Executive and Management Committees of the Company. Prior to joining the Company, Mr. Novak was employed by SmithKline Beecham Clinical Laboratories serving in a variety of senior management positions including Senior Vice President, U.S. Operations and President, International.

Bradford T. Smith has served as Executive Vice President, Chief Legal Officer, and Secretary since September 2001 and previously as Executive Vice President, General Counsel, and Secretary since the Merger. He served as Compliance Officer from August 1996 through September 2001. Mr. Smith also oversees the Company’s Public Affairs, Human Resources and Law operations. Mr. Smith is a member of the Executive and Management Committees of the Company. Previously, Mr. Smith served as Assistant General Counsel of Hoffmann-La Roche, Division Counsel of RBL and Assistant Secretary and member of RBL’s Senior Management Committee from 1988 until April 1995. Mr. Smith served as Assistant Secretary of Hoffmann-La Roche from 1989 until the Merger and as an Assistant Vice President of Hoffmann-La Roche during 1992 and 1993. He has served as a director of Gensys Software, Inc. since August 2000.

Stevan R. Stark has served as Executive Vice President since October 1996 and was Senior Vice President, New York Division, Cranford Division, and Alliance/Hospital Division since the Merger on April 28, 1995. Mr. Stark oversees the Company’s sales and marketing operations including business alliances, managed care, and new business development. Mr. Stark is a member of the Executive and Management Committees of the Company. Previously, Mr. Stark was a Vice President and Division Manager from 1991 to 1995 and a Division Manager from 1986 to 1991. Mr. Stark served as a director for Universal Standard Healthcare; the directorship ended on March 30, 1999.

Jean-Luc Belingard has served as a director of the Company since the Merger, April 28, 1995. Mr. Belingard is Chief Executive Officer of Beaufour Ipsen SA, a diversified French health care holding company. Prior to this position, Mr. Belingard was Chief Executive Officer from 1999 to 2001 of bioMerieux-Pierre Fabre, a diversified French health care holding company, where his responsibilities included the management of the company’s worldwide pharmaceutical, cosmetic and communication business. Prior to bioMerieux-Pierre Fabre, Mr. Belingard joined F. Hoffmann-La Roche Ltd, Basel, Switzerland, a subsidiary of Roche in 1982 where he held various positions, including Director General of the Diagnostics Division and was a member of the Executive Committee. Mr. Belingard is also a director of Applera Corporation, Norwalk, Connecticut, a director of ExonHit, a member of the Advisory Board of Chugai, Japan, and a Foreign Trade Advisor to the French Government.

Wendy E. Lane has been a director of the Company since November 1996. Ms. Lane has been Chairman of Lane Holdings, Inc., an investment firm, since 1992. Prior to forming Lane Holdings, Inc., Ms. Lane was a Principal and Managing Director of Donaldson, Lufkin & Jenrette, an investment banking firm, serving in these and other positions from 1980 to 1992. Ms. Lane is also a director of Tyco International, Ltd.

Robert E. Mittelstaedt, Jr. has been a director of the Company since November 1996. Mr. Mittelstaedt is Vice Dean, Executive Education of The Wharton School of the University of Pennsylvania and director of the Aresty Institute of Executive Education. Mr. Mittelstaedt has served with The Wharton School since 1973, with the exception of the period from 1985 to 1989 when he founded, served as President and Chief Executive Officer, and sold Intellego, Inc., a company engaged in practice management, systems development, and service bureau billing operations in the medical industry. Mr. Mittelstaedt also serves as a director of Innovative Solutions & Support, Inc. and HIP Foundation, Inc. and was formerly a director of A.G. Simpson Automotive, Inc.

James B. Powell, M.D. has served as a director of the Company since the Merger, April 28, 1995. From the Merger to January 1997, Dr. Powell served as President and Chief Executive Officer of the Company. Previously, Dr. Powell was President of RBL from 1982 until the Merger. Dr. Powell was President and Chief Executive Officer of TriPath Imaging, Inc., a developer of analytical systems for cytology and pathology, from

January 1997 to June 2000. He is a medical doctor and became certified in anatomic and clinical pathology in 1969. Dr. Powell serves as a director of Warren Land Co., Carolina Doctors Care, U.S. Trust Co. of N.C., Mid-Carolina Bank, Green Cap Finance, Mercury MD, and Pathology Partners.

Andrew G. Wallace, M.D. has served as a director of the Company since the Merger, April 28, 1995. Dr. Wallace has served as both the Dean of Dartmouth Medical School and Vice President for Health Affairs at Dartmouth College from 1990 to 1998. He was the Vice Chancellor for Health Affairs at Duke University and the Chief Executive Officer of Duke Hospital from 1981 to 1990. Dr. Wallace also serves as a director for Welch Allyn, Inc., Dorothy Rider Poole Trust and The Durham Health Partners.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The original notes were initially issued and sold on January 31, 2003. Those sales were not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act and Rule 144A under the Securities Act. We and the initial purchasers entered into a registration rights agreement prior to the issuance of the original notes. Under the registration rights agreement, we agreed to file and cause to become effective with the SEC the registration statement of which this prospectus is a part to permit the exchange of original notes for exchange notes.

The sole purpose of this exchange offer is to fulfill our obligations under the registration rights agreement.

Conditions to Exchange Offer

Completion of the exchange offer is subject to the conditions that the exchange offer not violate any applicable law or interpretation of the staff of the Division of Corporation Finance of the SEC and that no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. The exchange offer is also subject to various procedural requirements discussed below with which holders must comply. We reserve the right, in our absolute discretion, to waive compliance with these requirements subject to applicable law.

In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any such original notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus is a part or qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Terms of the Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions described in this prospectus and the accompanying letter of transmittal, $1,000 principal amount of exchange notes for each $1,000 principal amount of original notes. Based on the position of the staff of the Division of Corporation Finance of the SEC as stated in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes will generally be freely transferable by holders thereof. See “Plan of Distribution.” Holders of the exchange notes will not be entitled to registration rights under the registration rights agreement except under certain limited circumstances. See “Original Notes Registration Rights.” Otherwise, the terms of the exchange notes are identical in all respects to the terms of the original notes for which they may be exchanged pursuant to this exchange offer. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See “Description of Exchange Notes.”

Each broker-dealer that receives exchange notes for its own account in exchange for the original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

If you are an affiliate of ours or if you intend to participate in the exchange offer for the purpose of distributing the exchange notes, or if you are a broker-dealer that purchased original notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, you will not be permitted or entitled to tender those original notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of those original notes unless that sale is made pursuant to an exemption from such requirements. See “Plan of Distribution.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered or accepted for exchange.

Holders of original notes do not have any appraisal or dissenters’ rights in connection with this exchange offer.

We do not make any recommendation to you as to whether to tender or refrain from tendering all or any portion of your original notes in this exchange offer. In addition, no one has been authorized to make any recommendation as to whether you should tender notes in this exchange offer. You must make your own decision whether to tender original notes in the exchange offer and, if so, the aggregate amount of original notes to tender based on your own financial position and requirements.

If any tendered original notes are not accepted for exchange because of an invalid tender, global securities for any such unaccepted original notes will be returned, without expense, to the tendering holder promptly after completion of this exchange offer.

We will pay all charges and expenses in connection with this exchange offer. Holders participating in any underwritten offering shall be responsible for any underwriting discounts, commissions and fees and disbursements of counsel to the selling holders to the extent not required to be paid by us. See “—Fees and Expenses.” Subject to the instructions in the letter of transmittal, holders who tender original notes in connection with this exchange offer will not be required to pay transfer taxes with respect to the exchange of original notes in connection with this exchange offer.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2003 unless we, in our sole discretion, extend the period during which the exchange offer is open by giving written notice to the exchange agent and by timely public announcement communicated no later than 9:00 a.m. on the next business day following the date for expiration, unless otherwise required by applicable law or regulation, by making a press release. We will not extend the exchange offer beyond                     , 2003. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

We expressly reserve the right to:

•	terminate the exchange offer and not accept for exchange any original notes if we determine, in our sole discretion, that the conditions to the exchange offer have not been satisfied, and

•	amend the terms of the exchange offer in any manner permitted by applicable law, whether before or after any tender of original notes.

If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the date of expiration, we will exchange the exchange notes for original notes on the first business day following the expiration date.

If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the holders of the original notes, and if at the time that such prospectus supplement is first sent or given to holders of original notes, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such prospectus supplement is first so sent or given, then the exchange offer will be extended until the expiration of such period of five business days.

We will mail this prospectus and the related letter of transmittal and other relevant materials to record holders of original notes and to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

Exchange Offer Procedures

Your tender to us of original notes pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions stated below and in the letter of transmittal.

General Procedures

You may tender your original note by:

•	properly completing and signing the letter of transmittal and delivering it, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer pursuant to the procedure described below), to the exchange agent at its address set forth below on or prior to the date the exchange offer expires, or

•	complying with the guaranteed delivery procedures described below.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where those original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange for those original notes are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by one of the institutions just described.

If your original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those original notes, you should contact that holder promptly and instruct that holder to tender those original notes on your behalf. If you wish to tender those original notes yourself, you must, prior to completing and executing the letter of transmittal and delivering those original notes, make appropriate arrangements to register ownership of those original notes in your name and follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company (“DTC”) for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of original notes may be effected through book-entry transfer at DTC, you must send the letter of transmittal, with any required signature guarantees and any other required documents, to the exchange agent at the address specified below and it must be received by the exchange agent on or prior to the date the exchange offer expires or you must comply with the guaranteed delivery procedures described below.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use the Automated Tender Offer Program procedures to tender original notes.

Any participant in DTC’s system may make book-entry delivery of original notes by causing DTC to transfer such original notes into the exchange agent’s account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange for original notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of original notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. An agent’s message is a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant tendering original notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against that participant.

THE METHOD OF DELIVERY OF ORIGINAL NOTES AND ALL OTHER DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AN AGENT’S MESSAGE THROUGH THE AUTOMATED TENDER OFFER PROGRAM, IS AT YOUR ELECTION AND RISK. IF YOU SEND THESE DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, THAT YOU OBTAIN PROPER INSURANCE, AND THAT YOU MAIL THOSE DOCUMENTS SUFFICIENTLY IN ADVANCE OF THE DATE ON WHICH THE EXCHANGE OFFER EXPIRES TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE SUCH DATE.

Guaranteed Delivery Procedures

If you wish to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the date on which the exchange offer expires, you must deliver to the exchange agent a letter, telegram or facsimile transmission from a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act, stating:

•	the name and address of the tendering holder;

•	the principal amount of the original notes being tendered;

•	the names in which the original notes are registered;

•	if possible, the certificate numbers of the original notes to be tendered; and

•	that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the appropriate submitting institution, the original notes, in proper form for transfer, will be delivered by such appropriate submitting institution together with a properly completed and duly executed letter of transmittal (and any other required documents).

Such a tender will be effective only if such notice is received by the exchange agent before the exchange offer expires.

Unless original notes being tendered by the above-described method (or a timely book-entry confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by appropriate submitting institutions for the purposes described in the paragraphs above are available from the exchange agent.

A tender will be deemed to have been received as of the date when your properly completed and duly signed letter of transmittal or agent’s message accompanied by the original notes (or a timely book-entry confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an appropriate submitting institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely book-entry confirmation).

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us, which determination will be final and binding. We reserve the absolute right to reject any and all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

By tendering your original notes for exchange, you thereby exchange, assign and transfer the original notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. You will be required to represent and warrant that you have full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of those tendered original notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or proxy. You will also warrant that you will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes by us, and the issuance of exchange notes in exchange for those notes shall constitute performance in full by us of our obligations under the registration rights agreement and that we will have no further obligations or liabilities under that agreement (except in certain limited circumstances). All authority conferred by you will survive your death or incapacity, and all of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

By tendering original notes and executing the letter of transmittal, or transmitting an agent’s message, as the case may be, you represent that:

•	you are not an affiliate of ours as defined in Rule 405 of the Securities Act;

•	you are not a broker-dealer that owns original notes acquired directly from us or from an affiliate of ours;

•	you are acquiring the exchange notes offered hereby in the ordinary course of business; and

•	you have not agreed with anyone to distribute the exchange notes.

If you are a broker-dealer that purchased original notes for your own account as part of market-making or other trading activities, you represent that you have not agreed with us or our affiliates to distribute the exchange notes and agree to deliver a prospectus in connection with any resale of the exchange notes; and you may exclude the representation in the last bullet point above.

Withdrawal Rights

You may withdraw any original notes you have tendered pursuant to the exchange offer at any time prior to the date on which the exchange offer expires.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth below in the “—Exchange Agent” section prior to the date on which the exchange offer expires. Any such notice of withdrawal must state:

•	the person named in the letter of transmittal as having tendered original notes to be withdrawn;

•	if possible, the certificate numbers of original notes to be withdrawn;

•	the principal amount of original notes to be withdrawn;

•	a statement that such holder is withdrawing its election to have those original notes exchanged; and

•	the name of the registered holder of those original notes.

The withdrawal notice must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn.

The exchange agent will return the properly withdrawn original notes promptly following receipt of the notice of withdrawal. We will determine all questions as to the validity of notices of withdrawal, including time of receipt, and such determinations will be final and binding on all persons.

Acceptance of Original Notes for Exchange, Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will choose and notify the exchange agent of the date on which the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered original notes when we have given written notice thereof to the exchange agent.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of the exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with DTC) promptly following the date on which the exchange offer expires, or, if we terminate the exchange offer prior to such date, promptly after the exchange offer is so terminated.

Accrued Interest on Exchange Notes

You will not receive accrued but unpaid interest on original notes at the time you tender them. Rather, that interest will be payable on the exchange notes delivered in exchange for the original notes on the first interest payment date after the exchange date.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes for which they are exchanged, which is the aggregate principal amount of the original notes, as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized in connection with the exchange offer. The cost of the exchange offer will be amortized over the term of the exchange notes.

Exchange Agent

Wachovia Bank, National Association has been appointed as the exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent as follows:

By Mail, Hand or Overnight Delivery:	Wachovia Bank, National Association 1 Penn Plaza Suite 1414 New York, New York 10119

Telephone:	(704) 590-7413

By Fax (for eligible institutions only):	(704) 590-7628

Delivery to an address other than as stated above, or transmissions of instructions to a facsimile number other than the one stated above, will not constitute a valid delivery.

Fees and Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection with its services. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, printing, accounting and legal fees.

Holders who tender their original notes for exchange notes will not be obligated to pay any transfer taxes in connection with the exchange. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of the original notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from such taxes is not submitted with the letter of transmittal, the amount of such taxes will be billed directly to such tendering holder.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business since the respective dates as of which information is given herein. We are not making the exchange offer to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on our behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

DESCRIPTION OF EXCHANGE NOTES

The terms of the exchange notes will be the same as the original notes, except that the exchange notes will not contain language restricting their transfer, and holders of the exchange notes generally will not be entitled to further registration rights under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding original notes for which they were exchanged, and the exchange notes will replace such outstanding original notes. Both the original notes and the exchange notes are governed by the same indenture with Wachovia Bank, National Association, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

Some of the terms used in this description are defined below under the subheading “—Certain Definitions.” The following description is only a summary of the material provisions of the indenture. We urge you to read the indenture in its entirety because it, and not this description, defines your rights as holders of the exchange notes. You may request copies of the indenture by contacting us at the address shown under “Where You Can Find More Information.”

Brief Description of Exchange Notes

The exchange notes:

•	will be unsecured senior obligations of ours;

•	will rank equal in right of payment with all of our existing and future senior unsecured indebtedness; and

•	will be senior in right of payment to all of our existing and any future subordinated indebtedness.

Principal, Maturity and Interest

The exchange notes are offered in the principal amount of $350.0 million. We will issue the exchange notes in denominations of $1,000 or any integral multiple thereof. The exchange notes will mature on February 1, 2013. We may, without consent of the holders, increase the principal amount of the exchange notes in the future on the same terms and conditions and with the same CUSIP number as the exchange notes being offered hereby. The exchange notes and any additional notes will be treated as a single class for all purposes under the indenture, including waivers, amendments and offers to purchase. Unless the context otherwise requires, for all purposes of the indenture and this “Description of Exchange Notes,” references to the exchange notes include any additional notes actually issued.

Interest on the exchange notes will accrue at the rate of 5 1/2% per annum and will be payable semiannually on February 1 and August 1 of each year, commencing August 1, 2003. We will make each interest payment to holders of record on the immediately preceding January 15 and July 15. Interest on the exchange notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional interest may accrue on the exchange notes in certain circumstances under the registration rights agreement. See “Original Notes Registration Rights” below.

Optional Redemption

We may redeem all or part of the exchange notes at any time at our option at a redemption price equal to the greater of:

(1)  100% of the principal amount of the exchange notes being redeemed plus accrued and unpaid interest to the redemption date or

(2)  the Make-Whole Amount for the exchange notes being redeemed.

As used in this prospectus:

“Make Whole Amount” means the sum, as determined by a Quotation Agent, of the present values of the principal amount of the exchange notes to be redeemed, together with scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date of the exchange notes being redeemed, in each case discounted to the redemption date on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Adjusted Treasury Rate, plus accrued and unpaid interest on the principal amount of the exchange notes being redeemed to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the exchange notes of the series being redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or

(2)  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third business day preceding the redemption date, plus 0.25%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to the maturity date of the exchange notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the exchange notes.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by us.

“Reference Treasury Dealer” means any of Credit Suisse First Boston LLC and its successors and assigns, and two other nationally recognized investment banking firms selected by us that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Selection and Notice of Redemption

If we redeem less than all the exchange notes at any time, the trustee will select exchange notes to be redeemed using a method it considers fair and appropriate.

We will redeem exchange notes in increments of $1,000 and will cause notices of redemption to be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address. However, we will not know the exact redemption price until three business days before the redemption date. Therefore, the notice of redemption will only describe how the redemption price will be calculated.

If any exchange notes are to be redeemed only in part, the notice of redemption will state the portion of the principal amount of the exchange note to be redeemed. Upon cancellation of the exchange note surrendered for redemption, we will issue a new exchange note in principal amount in increments of $1,000 equal to the unredeemed portion of the surrendered exchange note in the name of the holder thereof. Exchange notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on exchange notes or portions of them called for redemption.

Sinking Fund

The exchange notes will not be entitled to any sinking fund. We may at any time and from time to time purchase exchange notes in the open market or otherwise.

Ranking

The exchange notes will rank equal in right of payment with our other general unsecured indebtedness that is not otherwise made expressly subordinate in right of payment to the exchange notes, including indebtedness from time to time outstanding to banks and other lenders. The exchange notes will be effectively subordinated to any and all of our existing and future secured indebtedness to the extent of the value of the related collateral.

In addition, because we are a holding company whose operations are conducted through operating subsidiaries, the exchange notes will be structurally subordinated to any and all existing and future indebtedness, whether or not secured, and other liabilities and claims of holders of preferred stock of any of our subsidiaries. After giving effect to the sale of the original notes and the application of the net proceeds therefrom, at September 30, 2002, we and our consolidated subsidiaries would have had approximately $378.6 million of senior indebtedness other than the exchange notes, approximately $10.0 million of which was secured. Of the $378.6 million, approximately $9.8 million would have represented indebtedness of subsidiaries to which the exchange notes would have been structurally subordinated. The indenture does not prohibit us from issuing additional indebtedness that ranks equally in right of payment to the exchange notes. The indenture restricts in certain circumstances, but does not otherwise prohibit, our subsidiaries from issuing additional indebtedness or preferred stock that would be structurally senior in right of payment to the exchange notes.

Certificated Exchange Notes

Subject to certain conditions, the exchange notes represented by the global note are exchangeable for certificated exchange notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global note or DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

•	we, in our discretion, at any time determine not to have all the exchange notes represented by the global note; or

•	a default entitling the holders of the exchange notes to accelerate the maturity thereof has occurred and is continuing.

Any exchange note is exchangeable for certificated exchange notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, the global exchange note is not exchangeable, except for a global exchange note of the same aggregate denomination to be registered in the name of DTC or its nominee.

Same-Day Payment

The indenture requires us to make payments in respect of the exchange notes, including principal, premium and interest, by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the United States specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

Certain Covenants

Limitation on Liens

The indenture provides that so long as any notes are outstanding, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien upon any Principal Property or shares of stock or Indebtedness of any Restricted Subsidiary to secure any Indebtedness, without effectively providing that the outstanding notes shall (so long as such other Indebtedness shall be so secured) be equally and ratably secured.

Under the terms of the indenture, the foregoing limitation does not apply to:

(1)  Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on our books or the books of our Restricted Subsidiaries, as the case may be, in conformity with GAAP;

(2)  carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than 90 days or that are being contested in good faith by appropriate proceedings;

(3)  pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

(4)  deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(5)  easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of our business or of such Restricted Subsidiary;

(6)  Liens in existence on the original date of issuance of the original notes;

(7)  Liens arising in connection with trade letters of credit issued for our account or the account of a Restricted Subsidiary securing the reimbursement obligations in respect of such letters of credit, provided, that such Liens encumber only the property being acquired through payments made under such letters of credit or the documents of title and shipping and insurance documents relating to such property;

(8)  Liens on intellectual property acquired by us or a Restricted Subsidiary (such as software) securing our obligation or the obligation of such Restricted Subsidiary to make royalty or similar payments to the seller of such intellectual property, provided, that such Liens encumber only the intellectual property to which such payments relate;

(9)  any Lien upon any property or assets created at the time of the acquisition, purchase, lease, improvement or development of property or assets used or held by us or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price or lease for, or the costs of improvement or development of, such property or assets;

(10)  any Lien upon any property or assets existing thereon at the time of the acquisition thereof (provided such Lien was not incurred in anticipation of such acquisition) by us or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by us or any Restricted Subsidiary);

(11)  any Lien in favor of us or any Restricted Subsidiary;

(12)  Liens in respect of judgments that do not constitute an Event of Default;

(13)  Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing clauses (6) through (12) or Liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien does not extend to any other property and the Indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be; or

(14)  any Lien securing any Indebtedness in an amount which, together with, without duplication, (x) all other Indebtedness secured by a Lien that is not otherwise permitted by the foregoing provisions, (y) any Sale and Leaseback Transaction permitted only under clause (5) under “—Limitation on Sale and Leaseback Transactions,” and (z) any Indebtedness incurred by a Subsidiary of ours pursuant to clause (x) or (y) under “—Limitation on Subsidiary Indebtedness and Preferred Stock,” does not at the time of the incurrence of the Indebtedness so secured exceed 5% of our Consolidated Total Assets.

Limitation on Sale and Leaseback Transactions

The indenture provides that so long as any notes are outstanding, we will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

(1)  the Sale and Leaseback Transaction involves a lease for a term of not more than five years;

(2)  the Sale and Leaseback Transaction is between us and a Subsidiary Guarantor or between Subsidiary Guarantors;

(3)  we or a Restricted Subsidiary would be entitled to incur Indebtedness secured by a Lien on such property or assets involved in such Sale and Leaseback Transaction without equally and ratably securing the exchange notes pursuant to the covenant described under “—Limitation on Liens”;

(4)  the cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof or the debt attributable thereto and we apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Leaseback Transaction within 270 days of such sale to either (or a combination) of (x) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of our long-term debt or the long-term debt of a Restricted Subsidiary (other than long-term debt that is subordinated to the notes) or (y) the acquisition, purchase, improvement or development of other comparable property, including the acquisition of other businesses; or

(5)  the Sale and Leaseback Transaction is in an amount which, together with, without duplication, (x) all of our Attributable Debt and that of our Restricted Subsidiaries under this clause (5), (y) all other Indebtedness secured by a Lien that is not otherwise permitted by the provisions of clauses (1) through (13) under “—Limitation on Liens” above, and (z) any Indebtedness incurred by a Subsidiary of ours pursuant to clause (x) or (y) under “—Limitation on Subsidiary Indebtedness and Preferred Stock,” does not at the time of such transaction exceed 5% of our Consolidated Total Assets.

Limitation on Subsidiary Indebtedness and Preferred Stock

The indenture provides that so long as any notes are outstanding, we will not cause or permit our direct or indirect Subsidiaries to incur, create, issue, assume or permit to exist any Indebtedness or Preferred Stock (other than Permitted Indebtedness) unless the amount of such Indebtedness or Preferred Stock, when taken together with, without duplication, (1) all other Indebtedness (other than Permitted Indebtedness) incurred pursuant to this covenant, (2) all other Indebtedness secured by a Lien that is not otherwise permitted by the provisions of clause (1) through (13) under “—Limitation on Liens” above, and (3) any Sale Leaseback Transactions permitted only under clause (5) under “—Limitation on Sale and Leaseback Transactions,” does not at the time of the incurrence exceed the greater of (x) $170.0 million and (y) 5% of our Consolidated Total Assets.

Limitation on Mergers and Consolidations

The indenture provides that we will not consolidate or merge with or into any Person, or sell, lease, convey or otherwise dispose of all or substantially all of our assets, or assign any of our obligations under the indenture or the notes, to any Person, unless:

(1)  the Person formed by or surviving such consolidation or merger (if other than us), or to which such sale, lease, conveyance or other disposition or arrangement shall be made (collectively, the “Successor”), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the trustee all of our obligations under the indenture and under the exchange notes;

(2)  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3)  we shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The Successor shall be the successor to us and shall succeed to, and be substituted for, and may exercise every right and power of, us under the indenture, and we (except in the case of a lease) shall be released from the obligation to pay the principal of and interest on the notes.

Defaults

Each of the following is an Event of Default:

(1)  failure to pay interest on the notes when due, which failure continues for 30 days;

(2)  failure to pay principal of the notes when due;

(3)  failure to comply with “—Limitation on Mergers and Consolidations”;

(4)  failure to observe or perform any other covenant of ours set forth in the indenture for the notes, which failure continues for 60 days after notice as provided in the indenture;

(5)  certain events of bankruptcy, insolvency or reorganization with respect to us (the “bankruptcy provision”);

(6)  any default or event of default under any Indebtedness of ours or any of our Subsidiaries (other than any indebtedness of ours or any Subsidiary to the seller of a business or asset incurred in connection with the purchase thereof) which default or event of default results in at least $50 million of aggregate principal amount of such Indebtedness being declared due and payable prior to maturity (the “cross acceleration provision”); and

(7)  failure by us or any of our Subsidiaries to pay at maturity or otherwise when due (after giving effect to any applicable grace period) at least $50 million aggregate principal amount of Indebtedness at any one time.

Within 60 days after the occurrence of an Event of Default known to the trustee, the trustee is required to transmit notice thereof to the holders of the notes. Except in the case of a default in the payment of the principal of or interest on the notes, the trustee may withhold such notice if and so long as the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders of the notes. If an Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes immediately due and payable. However, if prior to the entry of any judgment or decree for the accelerated amount, we shall pay or deposit with the trustee all principal and interest in arrears, the holders of not less than a majority in aggregate principal amount of the notes shall have the right to waive all defaults and the consequences of having all principal payments due. This waiver will not, however, be operative as against nor impair any rights arising as a result of any subsequent Event of Default. The trustee will not be charged with knowledge of any Event of Default other than our failure to make principal and interest payments unless actual written notice thereof is received by the trustee.

The indenture contains provisions regarding limitations on the right to institute legal proceedings. No holder of notes shall have the right to institute an action or proceeding for rights arising under the indenture unless:

(1)  such holder has given written notice of default to the trustee;

(2)  the holders of not less than 25% of the aggregate principal amount of notes outstanding shall have made a written request to the trustee to institute an action and offered the trustee such indemnification satisfactory to it;

(3)  the trustee shall have not commenced such action within 60 days of receipt of such notice and indemnification offer; and

(4)  no direction inconsistent with such request has been given to the trustee by the holders of a majority of the aggregate principal amount of the outstanding notes. Notwithstanding the foregoing, subject to applicable law, nothing shall prevent the holders of notes from enforcing payment of the principal of or interest on their notes.

The holders of a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow such direction if the trustee determines that the action so directed may not lawfully be taken, or that the action so directed would be unduly prejudicial to the holders of the notes not taking part in such action or that such action would involve the trustee in personal liability.

The indenture provides that, in case an Event of Default shall occur (which shall not have been cured or waived), the trustee will be required to use the degree of care a prudent person would use in the conduct of their own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the notes unless they shall have offered the trustee security or indemnity satisfactory to it.

We will be required to furnish to the trustee annually a statement as to the fulfillment by us of all our obligations under the indenture.

Amendments and Waivers

Subject to certain exceptions, the indenture may be amended with the consent of the holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange for the notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

(1)  reduce the amount of notes whose holders must consent to an amendment;

(2)  reduce the rate of or extend the time for payment of interest on any note;

(3)  reduce the principal of or extend the Stated Maturity of any note;

(4)  make any note payable in money other than that stated in the note;

(5)  impair the right of any holder of the notes to receive payment of principal of and interest on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(6)  make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(7)  make any change in the ranking or priority of any note that would adversely affect the holders of the notes.

Notwithstanding the preceding, without the consent of any holder of the notes, we and the trustee may amend the indenture:

(1)  to cure any ambiguity, omission, defect or inconsistency;

(2)  to provide for the assumption by a successor Person of our obligations under the indenture;

(3)  to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code);

(4)  to add guarantees with respect to the notes, or to secure the notes;

(5)  to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

(6)  to make any change that does not adversely affect the rights of any holder of the notes; or

(7)  to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing the amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

The exchange notes will be issued in registered form and will be transferable only upon the surrender of the exchange notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

At any time, we may terminate all of our obligations under the notes and the indenture, or “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time we may terminate our and our Subsidiaries’ obligations under the covenants described under “—Certain Covenants” (other than “—Limitation on Mergers and Consolidations”), the operation of the cross acceleration provision, the bankruptcy provision (but only with respect to a Subsidiary) and the other Indebtedness default provision described under “—Defaults” above, or “covenant defeasance.”

We may exercise our legal defeasance option notwithstanding the prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clauses (5) (but only with respect to a Subsidiary), (6) and (7) under “—Defaults” above.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the trustee money or U.S. Government Obligations sufficient to pay all remaining principal and interest on the notes, and must comply with certain other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

Wachovia Bank, National Association, a creditor to us, is to be the trustee under the indenture and has been appointed by us as registrar and paying agent with regard to the notes under the indenture.

The indenture, by incorporation of certain provisions of the Trust Indenture Act, contains certain limitations on the rights of the trustee, should it be or become a creditor of ours at the time of or during the continuance of a default under the indenture, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; provided, however, if it acquires any conflicting interest, within the meaning of the Trust Indenture Act, to that of the holders of the notes, it must either eliminate such conflict within 90 days, resign, or apply to the SEC for permission to continue to serve as trustee.

The holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person (1) existing at the time such Person becomes a Subsidiary or (2) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition, as the case may be. For purposes of the covenant “—Limitation on Subsidiary Indebtedness and Preferred Stock,” any Acquired Indebtedness shall not be deemed to have been incurred until 270 days from the date (x) the Person obligated on such Acquired Indebtedness becomes a Subsidiary of ours or (y) the acquisition of assets, in connection with which such Acquired Indebtedness was assumed, is consummated.

“Attributable Debt” means, with respect to a Sale and Leaseback Transaction, an amount equal to the lesser of: (1) the fair market value of the property (as determined in good faith by our board of directors); and (2) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually. The calculation of the present value of the total net amount of rent payments is subject to adjustments specified in the indenture.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Capitalized Lease” means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Total Assets” means, with respect to any Person as of any date, the amount of total assets as shown on the consolidated balance sheet of such Person for the most recent fiscal quarter for which financial statements have been filed with the SEC, prepared in accordance with GAAP.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the term “Controlled” shall have the meaning correlative thereto.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and Statements and pronouncements of the Financial Accounting Standards Board or such other statements by such other entity as are approved by a significant segment of the accounting profession.

“Indebtedness” of any Person means, without duplication (1) any obligation of such Person for money borrowed, (2) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, and (4) any obligation of such Person under Capitalized Leases; provided, however, that “Indebtedness” of such Person shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien or other security interest.

“Permitted Acquired Indebtedness” means any Acquired Indebtedness that remains outstanding following the expiration of a good faith offer by us or our Subsidiary obligated under such Acquired Indebtedness to acquire such Acquired Indebtedness, including, without limitation, an offer to exchange such Acquired Indebtedness for our debt securities, on terms, which in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature; provided that the initial expiration date of any such offer shall be not later than the expiration of the 270-day period referred to in the definition of “Acquired Indebtedness”; provided further, that the amount of Acquired Indebtedness that shall constitute “Permitted Acquired Indebtedness” shall only be equal to the amount of Acquired Indebtedness that we or such Subsidiary have made an offer to acquire in accordance with the foregoing.

“Permitted Indebtedness” means:

(1)  Indebtedness outstanding on the date of the indenture;

(2)  intercompany Indebtedness or Preferred Stock to the extent owing to or held by us or another Subsidiary;

(3)  any Permitted Acquired Indebtedness;

(4)  Indebtedness under performance bonds or with respect to workers’ compensation claims, in each case incurred in the ordinary course of business; and

(5)  Indebtedness of any Subsidiary Guarantor; provided that if such Subsidiary shall cease to be a Subsidiary Guarantor, such Indebtedness will be treated as incurred at that time and will no longer constitute Permitted Indebtedness pursuant to this clause (5).

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means, with respect to any Person, any and all shares of preferred stock (however designated) issued by such Person, that is entitled to preference or priority over one or more series or classes of capital stock issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or on liquidation, whether now outstanding, or issued after the date that the notes are issued.

“Principal Property” means any real property and any related buildings, fixtures or other improvements located in the United States owned by us or our Subsidiaries (1) that is an operating property included in the list of principal properties in Item 2 of our Form 10-K filed with the SEC for the most recently ended fiscal year, or is an operating property acquired subsequent to such filing that would have been included in such Item 2 if it had been owned prior to such filing or (2) the net book value of which, as of the end of the last fiscal quarter ending immediately prior to the date of determination, exceeds 1% of our Consolidated Total Assets as of the same date. As of the date of this registration statement, seven of our principal operating facilities and of our Subsidiaries and our administrative office located in Burlington, North Carolina are “Principal Properties” under the above definition.

“Restricted Subsidiary” means any Subsidiary of ours that owns a Principal Property.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Restricted Subsidiary of real or personal property that is to be sold or transferred by us or such Restricted Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of ours or such Restricted Subsidiary.

“Stated Maturity” means, with respect to any note, the date specified in such note as the fixed date on which the final payment of principal of such note is due and payable.

“Subsidiary” shall mean, with respect to any person (herein referred to as the “parent”), any corporation, partnership, association or other business entity (1) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held, or (2) that is, at the time any determination is being made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary Guarantor” means any Subsidiary of ours if and so long as such Subsidiary provides a guarantee of the notes substantially on the terms provided for in the indenture. As of the initial issue date of the notes, there will be no Subsidiary Guarantors.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

BOOK ENTRY; DELIVERY AND FORM

We will initially issue the exchange notes in the form of one or more global notes. Each global note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in any global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

DTC has advised us as follows:

•	it is a limited-purpose trust company organized under the laws of the State of New York,

•	it is a member of the Federal Reserve System,

•	is a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	it is “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

It was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

We expect that, pursuant to procedures established by DTC, upon the deposit of a global note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the global note to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants’ interests, or by DTC’s direct and indirect participants, with respect to the owners of beneficial interests in the global note other than participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

So long as DTC, or its nominee, is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner and holder of any notes evidenced by the global note for all purposes of the notes and the indenture. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through those participants and indirect participants.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

We will make payments of principal of, premium, if any, and interest on notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through direct and indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note for any note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its direct or indirect participants or the relationship between those participants and the owners of beneficial interests in the global note owning through those participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered as described under “Description of Exchange Notes.” Neither the trustee nor we will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the principal U.S. federal income tax consequences to you of participation in the exchange offer and of the ownership and disposition of exchange notes. The information in this section is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current, temporary and proposed Treasury Regulations promulgated thereunder, the legislative history of the Code and current administrative and judicial interpretations thereof.

Legislation, judicial decisions, or administrative changes may be forthcoming that could affect the accuracy of the statements included in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment of the exchange offer and of the exchange notes discussed in this prospectus. The statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the statements contained in this prospectus will not be challenged by the Internal Revenue Service, or that they would be sustained by a court if they were so challenged.

You are urged to consult your tax advisor regarding the specific tax consequences to you of participating in the exchange offer and of ownership and sale or other disposition of the exchange notes, including the federal, state, local, foreign and other tax consequences, and of any potential changes in the tax laws.

Scope of Discussion.    This general discussion of certain U.S. federal income tax consequences applies to you if you acquired the original notes at original issue for the issue price for cash and hold the original notes and will hold the exchange notes as “capital assets,” as defined in section 1221 of the Internal Revenue Code (generally, for investment). This summary, however, does not consider state, local or foreign tax laws. In addition, it does not include all of the rules which may affect the United States tax treatment of your participation in the exchange offer or of your ownership or disposition of the exchange notes. For example, special rules not discussed here may apply to you if you are:

•	a broker-dealer or a dealer in securities or currencies;

•	an S corporation;

•	a bank, thrift or other financial institution;

•	a regulated investment company or a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	holding the notes as part of a hedge, straddle, conversion or other risk reduction or constructive sale transaction;

•	holding the notes through a partnership or similar pass-through entity;

•	a person with a “functional currency” other than the U.S. dollar; or

•	a U.S. expatriate.

If a partnership or any entity treated as a partnership for U.S. tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding notes should consult its tax advisor.

Exchange of Original Notes for Exchange Notes

The exchange of original notes for exchange notes pursuant to the exchange offer will not constitute a taxable event. Rather, the exchange notes will be treated as a continuation of the original notes for federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note, and the initial basis of the exchange note will be the same as the basis of the original note immediately before the exchange.

United States Holders

If you are a “United States Holder,” as defined below, this section applies to you. Otherwise, the next section, “Non-United States Holders,” applies to you.

Definition of United States Holder.    You are a “United States Holder” if you hold notes and you are:

•	a citizen or resident alien individual of the United States;

•	a corporation, partnership, limited liability company or other entity created or organized under the laws of the United States, any state thereof or the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source;

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person; or

•	otherwise subject to U.S. federal income tax on your worldwide income on a net income basis.

Taxation of Stated Interest.    You generally must include interest on the exchange notes in your federal taxable income as ordinary income:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

The exchange notes will not give rise to “original issue discount” income.

Sale, Redemption or Other Taxable Disposition of the Exchange Notes.    Unless a nonrecognition provision applies, you must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note. The amount of your gain or loss equals the difference between the amount you receive for the exchange note in cash or other property, valued at fair market value, less the amount attributable to accrued interest on the exchange note, less your adjusted tax basis in the exchange note. Your initial tax basis in an exchange note generally will be the price you paid for the exchange note.

Your gain or loss generally will be long-term capital gain or loss if at the time the exchange note is disposed of your holding period is more than one year. Otherwise, it will be a short-term capital gain or loss. Payments attributable to accrued interest which you have not yet included in income will be taxed as ordinary interest income. In the case of a holder other than a corporation, the maximum rate of tax on long term capital gain on most capital assets is 20%. The deductibility of capital losses is subject to limitations.

Redemption Premium.    We intend to take the position that any premium payable upon a redemption of the exchange notes, such as a redemption at the option of a holder upon a change of control, will be includable in the taxable gain recognized by the holder upon such redemption. The IRS, however, may take a different position, which could affect the timing of a United States Holder’s income.

Information Reporting and Backup Withholding.    Backup withholding at a current rate of up to 30% (currently scheduled to be reduced to 28% by 2006) may apply when you receive interest payments on an exchange note or proceeds upon the sale or other disposition of an exchange note. Certain holders including, among others, corporations, financial institutions and certain tax-exempt organizations, are generally not subject to backup withholding. In addition, backup withholding will not apply to you if you provide your social security or other taxpayer identification number in the prescribed manner unless:

•	the Internal Revenue Service notifies us or our agent that the taxpayer identification number you provided is incorrect;

•	you fail to report interest and dividend payments that you receive on your tax return and the Internal Revenue Service notifies us or our agent that backup withholding is required; or

•	you fail to certify under penalty of perjury that backup withholding does not apply to you.

If backup withholding does apply to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability as long as you provide the required information to the IRS. United States Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedures for obtaining the exemption.

We will be required to furnish annually to the IRS and to holders of notes information relating to the amount of interest paid on the exchange notes, and that information reporting may also apply to payments of proceeds from the sale of the exchange notes to those holders. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-United States Holders

The rules governing U.S. federal income taxation of a beneficial owner of notes that, for U.S. federal income tax purposes, is a Non-United States Holder are complex, and no attempt will be made herein to provide more than a summary of those rules. Non-United States Holders should consult their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to participation in the exchange offer and ownership and sale or other disposition of the exchange notes, including any reporting requirements.

Payments of Interest.    If you are a Non-United States Holder of exchange notes, interest paid to you will qualify for the “portfolio interest” exemption and therefor will not be subject to U.S. federal income taxes or withholding tax if the interest is not effectively connected with your conduct of a trade or business within the United States, provided that you:

•	do not actually or constructively own a 10% or greater interest in us;

•	are not a controlled foreign corporation related to us through stock ownership within the meaning of Section 864(d)(4) of the Internal Revenue Code;

•	are not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	provide the appropriate certification as to your foreign status.

You can generally meet this certification requirement by providing a properly executed Internal Revenue Service Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the exchange notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate documentation to your agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special certification rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

If you do not qualify for an exemption under these rules, interest income from the exchange notes may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time it is paid. The payment of interest effectively connected with your U.S. trade or business, however, would not be subject to a 30%

withholding tax so long as you provide us or our agent an adequate certification (currently on Internal Revenue Service Form W-8ECI), but such interest would be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons generally. In addition, if you are a foreign corporation and the payment of interest is effectively connected with your U.S. trade or business, you may also be subject to a 30% (or lower applicable treaty rate) branch profits tax. To claim the benefit of a tax treaty, you must provide a properly-executed Internal Revenue Service Form W-8BEN before the payment of interest and you may be required to obtain a U.S. taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

Sales, Redemptions, Exchanges or Other Taxable Dispositions of Exchange Notes.    If you are a Non-United States Holder, you generally will not be subject to U.S. federal income tax on any amount which constitutes capital gain upon retirement or disposition of an exchange note, unless any of the following is true:

•	your investment in the exchange notes is effectively connected with your conduct of a U.S. trade or business;

•	if you are a Non-United States Holder who is a nonresident alien individual holding the exchange note as a capital asset, you are present in the United States for 183 or more days in the taxable year within which sale, redemption or other disposition takes place, and certain other requirements are met; or

•	you are subject to provisions of U.S. tax laws applicable to certain U.S. expatriates.

If you have a U.S. trade or business and the investment in the exchange notes is effectively connected with that trade or business, the payment of the sales proceeds with respect to the exchange notes would be subject to U.S. federal income tax on a net basis at the rate applicable to United States persons generally. In addition, foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the exchange note is effectively connected with the foreign corporation’s U.S. trade or business.

U.S. Federal Estate Tax.    The exchange notes will not be included in the estate of a deceased individual Non-United States Holder for U.S. federal estate tax purposes if (i) interest on the exchange notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption (without regard to the certification requirement), and (ii) the interest on the exchange notes was not effectively connected to a U.S. trade or business of the Non-United States Holder.

Backup Withholding and Information Reporting.    No backup withholding will generally be required with respect to interest paid to Non-United States Holders of exchange notes if the beneficial owner of the exchange note provides the certification described above in “Non-United States Holders—Payment of Interest” or is an exempt recipient and, in each case, the payor does not have actual knowledge that the beneficial owner is a United States person. Information reporting, as required by Internal Revenue Service Form 1042-S, may still apply with respect to payments of interest on the exchange notes.

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the sale of an exchange note effected outside the United States by a foreign office or a foreign broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting but not backup withholding will apply to any payment of the proceeds of the sale of an exchange note effected outside the United States by such a broker if it:

•	is a United States person, as defined in the Internal Revenue Code;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for U.S. federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds of any sale of an exchange note effected by the U.S. office of a broker will be subject to information reporting and backup withholding requirements, unless the beneficial owner of the exchange note provides the certification described above in “Non-United States Holders—Payment of Interest” or otherwise establishes an exemption from back-up withholding and the broker does not have actual knowledge that the holder is a United States person.

If you are a Non-United States Holder of exchange notes, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining the exemption, if available. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

ORIGINAL NOTES REGISTRATION RIGHTS

We and the initial purchasers entered into a registration rights agreement prior to the issuance of the original notes. The following description of the registration rights agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the registration rights agreement, a copy of which has been filed as an exhibit to our current report on Form 8-K filed with the SEC on February 3, 2003 and incorporated herein by reference. See “Where You Can Find More Information.”

Exchange Offer Registration Statement

We agreed, pursuant to the registration rights agreement and subject to limited exceptions, to:

•	within 90 days after the date on which the original notes were originally issued, file a registration statement with the SEC with respect to a registered offer to exchange the original notes for exchange notes having terms substantially identical in all material respects to the notes, except that the exchange notes will not contain terms with respect to transfer restrictions (this prospectus is part of the registration statement we have filed to fulfill this obligation);

•	use our reasonable best efforts to cause the registration statement relating to the exchange offer to be declared effective under the Securities Act within 180 days after the date on which the original notes are originally issued (it became effective on 2003);

•	as soon as practicable after the effectiveness of the registration statement relating to the exchange offer, offer the exchange notes in exchange for surrender of the original notes; and

•	keep the exchange offer open for not less than 30 days or longer if required by applicable law, after the date notice of the exchange offer is mailed to the holders of the original notes.

For each original note tendered to us pursuant to the exchange offer, we agreed to issue to the holder of that note an exchange note having a principal amount equal to that of the surrendered note.

Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the registration statement relating to the exchange offer in connection with the resale of exchange notes for 180 days following the effective date of the registration statement, or such shorter period during which participating broker-dealers are required by law to deliver a prospectus.

Resale Shelf Registration Statement

In the event that:

(1)  applicable interpretations of the staff of the SEC do not permit us to effect a registered exchange offer;

(2)  for any other reason we do not consummate the exchange offer within 210 days after the date on which the original notes are originally issued;

(3)  an initial purchaser notifies us following consummation of the exchange offer that original notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

(4)  holders are prohibited by law or policies of the SEC from participating in the exchange offer or may not resell the exchange notes acquired by them in the exchange offer to the public without delivering a prospectus, then, we will, subject to limited exceptions,

(x)  promptly file a shelf registration statement with the SEC covering resales of the original notes or the exchange notes, as the case may be;

(y)  (A) in the case of clause (1) above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 210th day after the date on which the original notes are originally issued and (B) in the case of clause (2), (3) or (4) above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the shelf registration statement is required to be filed; and

(z)  keep the shelf registration statement effective until the earliest of (A) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date of the shelf registration statement and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

We agreed, in the event a shelf registration statement is filed, among other things, to provide to each holder for whom the shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the original notes or the exchange notes, as the case may be. A holder selling original notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales, and will be bound by the provisions of the registration rights agreement that are applicable to that holder, including certain indemnification obligations.

Additional Interest

We agreed to pay additional cash interest on the applicable original notes and exchange notes, subject to limited exceptions,

(1)  if we failed to file a registration statement relating to the exchange offer with the SEC on or prior to the 90th day after the date on which the original notes are originally issued,

(2)  if the registration statement relating to the exchange offer was not declared effective by the SEC on or prior to the 180th day after the date on which the original notes are originally issued or, if obligated to file a shelf registration statement pursuant to clause (y)(A) above, a shelf registration statement is not declared effective by the SEC on or prior to the 210th day after the date on which the original notes are originally issued,

(3)  if the exchange offer is not consummated on or before the 210th day after the date on which the original notes are originally issued,

(4)  if obligated to file a shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 60th day after the date on which the obligation to file the shelf registration statement arises,

(5)  if obligated to file a shelf registration statement pursuant to clause (y)(B) above, the shelf registration statement is not declared effective on or prior to the 60th day after date on which the shelf registration statement was required to be filed, or

(6)  if after the registration statement relating to the exchange offer or the shelf registration statement, as the case may be, is declared effective, the registration statement thereafter ceases to be effective or usable, subject to limited exceptions, from and including the date on which any of the foregoing events, each a registration default, shall occur to but excluding the date on which all registration defaults have been cured.

The rate of the additional interest will be 0.50% per annum for the first 90-day period immediately following the occurrence of a registration default, with the rate increasing by an additional 0.50% per annum with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 2.0% per annum. We agreed to pay additional interest, if any, on regular interest payment dates. Additional interest will be in addition to any other interest payable from time to time with respect to the original notes and the exchange notes.

All references in the indenture, in any context, to any interest or other amount payable on or with respect to the notes include any additional interest pursuant to the registration rights agreement.

PLAN OF DISTRIBUTION

Under existing interpretations of the Securities and Exchange Commission, the exchange notes will be freely transferable by holders, other than by holders that are affiliates of ours, after this exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of ours, as those terms are interpreted by the SEC; provided, however, that broker-dealers receiving exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of the exchange notes they receive. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus. We did not, and do not intend to, request an interpretation from the SEC with respect to resales of the exchange notes, and we cannot be sure that the staff of the Division of Corporation Finance of the SEC would make a similar determination with respect to the resale of the exchange notes as it did in those interpretative letters to third-parties.

Any holder that is an “affiliate” of ours or a broker-dealer that acquired original notes directly from us or that otherwise cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the original notes and will not be permitted or entitled to exchange original notes in the exchange offer.

Based on the existing interpretations of the SEC referred to above, we believe that broker-dealers who acquired original notes for their own accounts, as a result of market-making activities or other trading activities, may fulfill their prospectus delivery requirements with respect to the exchange notes received upon exchange of such original notes (other than original notes which represent an unsold allotment from the original sale of the original notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such exchange notes. Accordingly, this prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired as a result of market-making activities or other trading activities. However, a broker-dealer who intends to use this prospectus in connection with the resale of exchange notes received in exchange for original notes pursuant to this exchange offer, must notify us or cause us to be notified, on or prior to the expiration of this exchange offer, that it is a broker-dealer. Such notice may be given in the space provided for in the letter of transmittal or may be delivered to the exchange agent. Further, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2003, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an

“underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

Bradford T. Smith, our Executive Vice President, Chief Legal Officer and Secretary, has passed upon the legality of the exchange notes offered hereby.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of DIANON Systems, Inc. for the year ended December 31, 2001 incorporated in this prospectus by reference to our Current Report on Form 8-K filed on February 3, 2003 have been so incorporated in reliance on the report of Arthur Andersen LLP. Arthur Andersen LLP has not consented to the inclusion of their report in this registration statement, and in reliance upon Rule 437a of the Securities Act, we have not therefore filed their consent. Because Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen LLP in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission of a material fact required to be stated in those financial statements.

The consolidated financial statements of Dynacare Inc. for the year ended December 31, 2001, appearing in our Current Report on Form 8-K filed on February 18, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report dated March 20, 2002, thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like LabCorp, who file electronically with the SEC. The address of the site is www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

(a)  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 as filed March 18, 2002;

(b)  Our Definitive Proxy Statement on Schedule 14A as filed April 15, 2002;

(c)  Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2002 as filed November 14, 2002, June 30, 2002 as filed August 13, 2002 and March 31, 2002 as filed May 2, 2002; and

(d)  Our Current Reports on Form 8-K filed on May 9 (as amended May 9), June 5, June 7, June 20, June 27, July 15, July 19, July 26, August 7, October 2, October 22, and November 12, 2002 and January 17, February 3, February 3, February 18 and February 18, 2003.

You may also request a copy of these filings at no cost by writing or calling us at the following address or telephone number:

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

Corporate Communications Department

Attention: Corporate Secretary

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the expiration of the exchange offer shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus. We do not incorporate by reference into this prospectus any portion of any document that is not deemed “filed” with the SEC, including any information furnished pursuant to Item 9 of Form 8-K.

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this document.

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we have agreed to furnish to the Trustee, within 15 days after we are or would have been required to file with the SEC, and to furnish to the holders of the notes thereafter:

(i)  all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accountants and

(ii)  all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

In addition, we have agreed that, for as long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Any such request and requests for the agreements summarized herein should be directed to the address referred to above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors.

As authorized by Section 145 of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”), we may indemnify our directors and officers against expenses (including attorney’s fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending, or completed legal proceedings in which he/she is involved by reason of the fact that he/she is or was one of our directors or officers; provided that he/she acted in good faith and in a manner that he/she reasonably believed to be in or not opposed to our best interest; and, with respect to any criminal action or proceeding, that he/she had no reasonable cause to believe that his/her conduct was unlawful. If the legal proceeding, however, is by us or in our right, the director or officer may not be indemnified in respect of any claim, issue, or matter as to which he/she shall have adjudged to be liable for negligence or misconduct in the performance of his/her duty to us unless a court determines otherwise.

Section 102(b)(7) of the Delaware Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Article Six of our Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of his/her fiduciary duty as director; provided, however, that such clause shall not apply to any liability of a director (i) for any breach of such director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the provisions of Article Seven of our By-Laws provide that we shall indemnify persons entitled to be indemnified to the fullest extent permitted by the Delaware Corporation Law.

We maintain policies directors’ and officers’ liability insurance in respect of acts or omissions of our current and former directors and officers, our subsidiaries, and “constituent” companies that have merged with us.

Item 21.    Exhibits and Financial Statement Schedules.

Exhibit No.		Description

3.1	(1)	Amended and Restated Certificate of Incorporation of the Company dated May 24, 2001.

3.2	(2)	Amended and Restated By-Laws of the Company dated April 28, 1995.

4.1	(1)	Indenture dated as of September 11, 2001 between the Company and Bank of New York, as trustee, including form of Liquid Yield Option Notes due 2021.

4.2	(3)	Indenture dated as of January 31, 2003 between the Company and Wachovia Bank, National Association, as trustee, including form of 5 ½% Senior Note due February 1, 2013.

4.3	(3)

Registration Rights Agreement dated as of January 28, 2003 among the Company, Credit Suisse First Boston LLC, Banc of America Securities LLC, UBS Warburg LLC, Wachovia Securities, Inc., SunTrust Capital Markets, Inc. and U.S. Bancorp Piper Jaffray Inc.

Exhibit No.	Description

4.4	Form of Exchange Note.

5.1	Opinion of Counsel regarding the validity of the exchange notes being registered.

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of the initial filing of this Registration Statement).

25.1	Statement of Eligibility of Trustee on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Exchange Agent Agreement.

99.3	Form of Instruction to Registered Holder and/or The Depository Trust Company Participant from Beneficial Owner.

(1)	Incorporated by reference from the Company’s Registration Statement on Form S-3 filed with the Commission on October 19, 2001.
(2)	Incorporated by reference from the Company’s report on Form 8-K filed with the Commission on May 12, 1995.
(3)	Incorporated by reference from the Company’s report on Form 8-K filed with the Commission on February 3, 2003.

Item 22.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(4) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Burlington, state of North Carolina, on February 18, 2003.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ BRADFORD T. SMITH
Bradford T. Smith Executive Vice President, Chief Legal Officer and Secretary

POWER OF ATTORNEY

Know all men by these presents, that each individual whose signature appears below constitutes and appoints Bradford T. Smith as his true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign a registration statement (the “Registration Statement”) relating to a registration of shares of common stock on Form S-4 and to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement on Form S-4 has been signed by the following persons in the capacities indicated and the date indicated above.

/s/ THOMAS P. MAC MAHON Thomas P. Mac Mahon	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ WESLEY R. ELINGBURG Wesley R. Elingburg	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)

Jean-Luc Belingard	Director

/s/ WENDY E. LANE Wendy E. Lane	Director

/s/ ROBERT E. MITTELSTAEDT, JR. Robert E. Mittelstaedt, Jr.	Director

/s/ JAMES B. POWELL, M.D. James B. Powell, M.D.	Director

/s/ ANDREW G. WALLACE, M.D. Andrew G. Wallace, M.D.	Director

EXHIBIT INDEX

Exhibit No.		Description

3.1	(1)	Amended and Restated Certificate of Incorporation of the Company dated May 24, 2001.

3.2	(2)	Amended and Restated By-Laws of the Company dated April 28, 1995.

4.1	(1)	Indenture dated as of September 11, 2001 between the Company and Bank of New York, as trustee, including form of Liquid Yield Option Notes due 2021.

4.2	(3)	Indenture dated as of January 31, 2003 between the Company and Wachovia Bank, National Association, as trustee, including form of 5 ½% Senior Note due February 1, 2013.

4.3	(3)

Registration Rights Agreement dated as of January 28, 2003 among the Company, Credit Suisse First Boston LLC, Banc of America Securities LLC, UBS Warburg LLC, Wachovia Securities, Inc., SunTrust Capital Markets, Inc. and U.S. Bancorp Piper Jaffray Inc.

4.4		Form of Exchange Note.

5.1		Opinion of Counsel regarding the validity of the exchange notes being registered.

12.1		Computation of Ratio of Earnings to Fixed Charges.

23.1		Consent of PricewaterhouseCoopers LLP.

23.2		Consent of Ernst & Young LLP.

23.3		Consent of Counsel (included in Exhibit 5.1).

24.1		Power of Attorney (included on signature page of the initial filing of this Registration Statement).

25.1		Statement of Eligibility of Trustee on Form T-1.

99.1		Form of Letter of Transmittal.

99.2		Form of Exchange Agent Agreement.

99.3		Form of Instruction to Registered Holder and/or The Depository Trust Company Participant from Beneficial Owner.

(1)	Incorporated by reference from the Company’s Registration Statement on Form S-3 filed with the Commission on October 19, 2001.
(2)	Incorporated by reference from the Company’s report on Form 8-K filed with the Commission on May 12, 1995.
(3)	Incorporated by reference from the Company’s report on Form 8-K filed with the Commission on February 3, 2003.